4/9

07022519

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bohler Uddeholm

*CURRENT ADDRESS

**FORMER NAME

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APR 17 2007

THOMSON FINANCIAL

FILE NO. 82- 04089

FISCAL YEAR 12-31-06

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DAT : 4/10/07

ANNUAL REPORT 2006

82-[4089]

ARIS
12-31-06


THE MANY PLACES OF SUCCESS
BÖHLER UDDEHOLM
materializing visions



The photos in this year's annual report present a collection of images from the world of BÖHLER-UDDEHOLM. These images not only introduce some of the production facilities in the Group, but also show the locations responsible for the manufacture of the specialty steel long products, welding consumables, strip steels and forged products that are sold above all by the Group's own sales companies to more than 100,000 customers throughout the world. These production facilities with their multi-faceted metallurgical processes and technologies form the starting point of our value-added chain. That is why our 2006 annual report is entitled: "The many places of success".

Industrial plants, equipment and machinery represent a challenge for any photographer. These subjects often seem lifeless or unexciting at first glance and – stated politely – they don't really exude a great deal of charm. However with these photos, Claudio Alessandri has been able to isolate and capture a number of surprising facets that often escape the eye of the plant visitor.

These snapshots grab hold of a special beauty, a specific local color or a unique mood during the course of everyday work processes. Each of the photos is comprised of many individual pictures, which have been skillfully merged into an artistic totality.

All the photos were taken during 2006 – in different seasons, on different continents, at different Group companies, in all four divisions. These plants are located in Austria, Germany, Sweden, China and Brazil, and provide a small sample that is representative of the many locations in the BÖHLER-UDDEHOLM Group.

The cover of this annual report shows a sand blast shop that is cleaning forged blocks at Buderus Edelstahl GmbH in the German city of Wetzlar.

KEY FIGURES

BÖHLER-UDDEHOLM ANNUAL REPORT 2006

		IFRS					
BÖHLER-UDDEHOLM GROUP		2006	2005	2004	2003	2002	2001
Net sales	m€	3,090.2	2,607.1	1,934.0	1,499.8	1,441.2	1,509.4
Earnings before interest, tax, depreciation and amortization (EBITDA)	m€	476.6	404.9	279.0	191.3	198.8	203.3
Earnings before interest and tax (EBIT)	m€	376.0	314.0	191.9	113.4	111.9	132.1
Earnings before tax (EBT)	m€	345.5	286.4	161.5	91.8	82.1	106.9
Net income	m€	248.1	208.1	110.1	57.5	51.8	71.2
Balance sheet total	m€	2,870.2	2,604.8	1,863.9	1,580.7	1,507.9	1,600.4
Shareholders' equity	m€	1,227.1	1,105.9	699.4	626.1	614.6	647.8
Capital expenditure	m€	223.5	160.8	79.1	98.1	95.1	139.0
Cash flow	m€	330.6	312.9	202.4	151.4	140.2	133.6
Order intake[1]	m€	2,737.3	2,136.4	1,665.5	1,066.8	924.6	1,008.6
Employees[2] as at 31/12		14,324	13,835	11,800	10,053	9,296	9,298
of which outside Austria		10,230	9,871	7,954	6,182	5,428	5,317
Return on sales (ROS)		11.2%	11.0%	8.3%	6.1%	5.7%	7.1%
Return on equity (ROE)		29.9%	32.0%	24.6%	14.9%	13.1%	17.2%
Return on capital employed (ROCE)		13.6%	14.1%	10.2%	6.0%	6.3%	7.8%
EBITDA margin		15.4%	15.5%	14.4%	12.8%	13.8%	13.5%
EBIT margin		12.2%	12.0%	9.9%	7.6%	7.8%	8.8%
Equity ratio		42.8%	42.5%	37.5%	39.6%	40.8%	40.5%
Gearing		42%	42%	59%	60%	55%	56%

[1] at the production companies
[2] without apprentices

STOCK MARKET INDICATORS

BÖHLER-UDDEHOLM ANNUAL REPORT 2006

STOCK MARKET INDICATORS		2006	2005	2004	2003	2002	2001
Highest price	€	53.92[3]	142.99	92.98	53.93	53.20	49.87
Lowest price	€	34.81[3]	89.84	54.69	43.70	42.52	34.13
Closing price (year-end)	€	53.10[3]	142.90	92.98	53.54	44.13	44.98
Market capitalization (year-end)	m€	2,708.1	1,822.0	1,022.8	588.9	485.4	494.8
Earnings per share (basic)	€	4.8[3]	17.4	10.3	5.3	4.7	6.3
PE ratio (year-end)		11.0	8.2	8.9	10.6	9.4	7.1
Dividend per share	€	2.05[3][4]	7.50	4.40	2.50	2.30	2.70
Dividend yield		3.9%	5.3%	4.7%	4.7%	5.2%	6.0%
Payout ratio		42.6%	46.4%	41.8%	46.9%	47.8%	42.6%
Number of shares issued	m	51.00[3]	12.75[5]	11.00	11.00	11.00	11.00
of which free float		79.1%	79.1%	70.2%	69.8%	45.3%	48.5%

[3] 1:4 share split in June 2006
[4] subject to approval by AGM
[5] capital increase in June 2005

TABLE OF CONTENTS
BÖHLER-UDDEHOLM ANNUAL REPORT 2006

ANNUAL REPORT 2006

BÖHLER-UDDEHOLM AG

BÖHLER UDDEHOLM

materializing *visions*

CORPORATE PROFILE

OVERVIEW OF THE GROUP 2006


BÖHLER UDDEHOLM
POWDER TECHNOLOGY
KAMAG

- Leading international specialty steel and materials company with a focus on four divisions: High Performance Metals, Welding Consumables, Precision Strip and Special Forgings.
- Production sites in Austria, Germany, Sweden, Brazil, Belgium, Turkey, USA and Mexico and heat treatment operations worldwide.
- Products and services sold in roughly 100 countries on all continents, wholly owned sales subsidiaries in nearly 50 markets.
- Worldwide market leader in tool steel (High Performance Metals Division), bimetallic strips, cutting and creasing rules, rule die steel (Precision Strip Division), and blades for gas and steam turbines (Special Forgings Division); worldwide number 2 in high-speed steel (High Performance Metals Division) and worldwide number 4 in welding materials (Welding Consumables Division).
- More than 100,000 customers throughout the world; key customers include the automotive and automotive supplier industries, tool and machinery manufacturers, aircraft manufacturers, consumer goods and electronics industries, wood and saw industries, textile and paper industries, steel and apparatus construction, power generation, oilfield technology and plant construction.
- Primary sales markets: Europe, America and Asia. The Group is one of few European steel manufacturers with a presence in Asian markets, where it has been active for more than 60 years. The Group's largest single market is Germany followed by the USA and Brazil.

:: The most important product is tool steel (High Performance Metals Division), which includes cold work steel, hot work steel and plastics moulding steel.

:: The Group is a classic niche supplier: the worldwide use of tool steel equals roughly 0.1% of total annual steel demand of roughly one billion tons.


KA
50

Böhler Edelstahl GmbH, Kapfenberg, Austria

- Tool steel is not a mass product; important are quality features such as high wear and corrosion resistance, toughness, dimensional stability during heat treatment as well as excellent machinability and polishing qualities.

- The key business driver for tool steel is the introduction of new models (autos, electronic equipment, household appliances, etc.). These model changeovers require new moulds and tools which, in turn, are made of tool steel.

- The BÖHLER-UDDEHOLM share was first listed on the Vienna Stock Exchange on 10 April 1995 in the key ATX Prime segment. On 8 June 2006, a 1:4 share split was carried out.

- BÖHLER-UDDEHOLM AG has been a fully privatized company since November 2003. A capital increase in June 2005 increased free float to 79.05% of share capital; a 20.95% stake is held by a group of private Austrian financial investors (BU Industrieholding GmbH).

BÖHLER-UDDEHOLM GROUP

HIGH PERFORMANCE METALS	BÖHLER Edelstahl GmbH UDDEHOLM Tooling AB VILLARES Metals S.A. BUDERUS Edelstahl GmbH BÖHLER Bleche GmbH UDDEHOLM Machining AB BÖHLER-YBBSTAL Profil GmbH BÖHLER-UDDEHOLM Specialty Metals, Inc. ASSAB Pacific Pte. Ltd. BÖHLER-UDDEHOLM Deutschland GmbH BÖHLER-UDDEHOLM Italia SpA BÖHLER-UDDEHOLM North America BÖHLER-UDDEHOLM (UK) Ltd. BÖHLER-UDDEHOLM France S.A.S. BÖHLER-UDDEHOLM Iberica S.A. BÖHLER International GmbH ESCHMANNSTAHL GmbH & Co KG Further companies
WELDING CONSUMABLES	BÖHLER THYSSEN Schweisstechnik GmbH BÖHLER THYSSEN Schweisstechnik Deutschland GmbH BÖHLER Schweisstechnik Austria GmbH UTP Schweissmaterial GmbH FONTARGEN GmbH SOUDOKAY S.A. AVESTA Welding AB BÖHLER THYSSEN Welding Technology (Suzhou) Co. Ltd. Further companies
PRECISION STRIP	BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG BÖHLER-UDDEHOLM Precision Strip AB BUDERUS Edelstahl Band GmbH BÖHLER-UDDEHOLM Strip Steel LLC BÖHLER YBBSTALWERKE GmbH MARTIN MILLER GmbH HELMOLD LLC
SPECIAL FORGINGS	BÖHLER Schmiedetechnik GmbH & Co KG BUDERUS Edelstahl Schmiedetechnik GmbH





Böhler-Uddeholm Precision Strip AB, Munkfors, Sweden

1991

The Austrian Böhler Group and Swedish Uddeholm Group merge to form the BÖHLER-UDDEHOLM Group, creating the world's largest tool steel manufacturer with a dedicated sales network for specialty steel products. BÖHLER-UDDEHOLM AG, parent company of the Group, is founded in Austria on 10 May 1991. The beginnings of the production sites of Böhler and Uddeholm date back a number of centuries.

1992–1994

Following extensive reorganization, the Group completes a turnaround in 1994. Up to this point, BÖHLER-UDDEHOLM AG was a 100% subsidiary of Österreichische Industrieholding AG (ÖIAG, "Austrian State Holding Company") which, in turn, is owned by the Republic of Austria.

1995

April marks the date of the initial public offering for BÖHLER-UDDEHOLM AG on the Vienna Stock Exchange. ÖIAG reduces its holding to 72.7%, and 27.3% of share capital is sold to international and Austrian investors. From a business standpoint 1995 was one of the most successful years in the history of the Group, with significant growth in both sales and earnings. BÖHLER-UDDEHOLM also started a program for innovation throughout the Group.

1996

In a secondary public offering ÖIAG reduces its holding in BÖHLER-UDDEHOLM AG to a minority share of 25%, and free float rises to 75%. By this time, BÖHLER-UDDEHOLM has sold all non-core operations and now concentrates exclusively on four core businesses: High Performance Metals, Welding Consumables, Precision Strip and Special Forgings. The Welding Consumables Division is transferred to a joint venture with the ThyssenKrupp Group, in which BÖHLER-UDDEHOLM and its partner each own 50%.

1997–1999

After a consolidation phase, BÖHLER-UDDEHOLM begins to follow a growth strategy through directed acquisitions and investments. The Company acquires Martin Miller, an Austrian strip steel producer, and purchases the high-speed steel business of the US-based Allegheny Teledyne Group. Investments are also made in electro-slag re-melting plants in Austria and Sweden, and in a new plant in Kapfenberg for the production of powder metallurgy steels. This plant is the most advanced facility of its type in the world.

2000

Operations start at the new vacuum re-melting plant in Kapfenberg. Reorganization measures in the years before, steady cost reduction, and productivity increases combined with a successful growth strategy enable BÖHLER-UDDEHOLM to make optimal use of high demand for special steel worldwide and to record the highest sales and earnings since the founding of the Group.

2001

The global economy is placed under additional pressure by the terrorist attacks of 11 September in the USA and the subsequent war in Afghanistan. In spite of this, BÖHLER-UDDEHOLM is able to close the year with a new record in sales and earnings. The Group successively strengthens its activities to extend the value-added chain (machining, heat treatment, acquisition of local steel traders). A group of Austrian private investors acquires 25.1% of share capital and becomes the Company's largest shareholder.

2002
The global economy weakens significantly during the course of the year, triggering a decline in sales and earnings for the BÖHLER-UDDEHOLM Group. In spite of this development the Company continues to strengthen its sales network in Asia through the acquisition of stakes in local steel traders. In addition, a joint venture is founded with the Italian welding company Fileur S.A. and a 50% holding is acquired in the Danish spray forming specialist Dan Spray A/S. The Company concludes its stock buyback program for a stock option plan, which involves the purchase of 504,900 own shares or 4.6% of share capital.

2003
In spring, BÖHLER-UDDEHOLM AG acquires 50% of Böhler Thyssen Schweisstechnik GmbH from the ThyssenKrupp Group and now owns 100% of the welding company. This acquisition strengthens the Welding Consumables Division and improves turnover and profitability of the BÖHLER-UDDEHOLM Group. In November, ÖIAG sells its 25% stake in BÖHLER-UDDEHOLM AG through a secondary public offering over the stock exchange. The offering of 2,750,000 shares is oversubscribed nearly four times. On 25 November, BÖHLER-UDDEHOLM becomes a fully privatized company. In December, BÖHLER-UDDEHOLM signs an investment agreement for the acquisition of Villares Metals S.A.

2004
BÖHLER-UDDEHOLM records the best year since its founding, with sales and earnings reaching new highs. The Company is able to use the favorable economic development in nearly all core markets for further growth, and also profits from the acquisition of Villares Metals S.A. (Brazil) in March. This specialty steel producer is the market leader in tool steel, high-speed steel and valve steel in South America and substantially strengthens the High Performance Metals Division. The Group also continues to expand its sales organization and hardening capacity, above all in Asia and Eastern Europe. The BÖHLER-UDDEHOLM share hits a new all-time high at 92.98 €.

2005
BÖHLER-UDDEHOLM sets new records for sales, earnings and order intake. The acquisition of Edelstahlwerke Buderus AG (Germany) is concluded in late June, setting a key milestone for the growth course of the Group. At the end of October, the takeover of Avesta Welding AB (Sweden) is finalized. BÖHLER-UDDEHOLM also opens new sales offices in Russia, Poland, Romania and China during the course of the year. At the beginning of June, BÖHLER-UDDEHOLM completes a successful capital increase and sale of treasury stock. The transaction covers a total of 2,351,900 shares: 1,750,000 new shares from the capital increase, 451,900 shares of treasury stock and 150,000 shares as a greenshoe from the stake held by BU Industrieholding GmbH. This capital increase raises the free float of BÖHLER-UDDEHOLM AG to nearly 80%. The share hits a historic high of 142.99 €.

2006
BÖHLER-UDDEHOLM closes its third consecutive record year. The integration of the Buderus Edelstahl companies and Avesta Welding AB is completed. The Group increases capital expenditure significantly in order to expand capacity, above all at the plants in Austria, Germany and Brazil. In Suzhou (China) a production facility for welding consumables is built. On 1 October, BÖHLER-UDDEHOLM acquires Helmold, a producer of special cutting rules, to improve its positioning in the strip segment of the US market. A 1:4 stock split is carried out on 8 June, which quadruples the number of shares to 51,000,000. On this same day the price of the share is converted to one-fourth of the previous quotation.


ARBOCEL
746
28



Böhler Schweisstechnik Austria GmbH, Deuchendorf, Austria

HEALTH COMES FROM WEALTH.
BÖHLER-UDDEHOLM regards profitability and financial stability as a sound basis for growth and business development, as *well as a means* of establishing long-term partnerships with our customers.

WE ARE THE LEADERS IN QUALITY.
BÖHLER-UDDEHOLM anticipates and identifies the needs of its customers and provides materials, products and services that demand consistent leadership in quality. This goal requires superior knowledge of processes, products and applications based on state-of-the-art technology. Quality leadership means continuous improvement across the entire value chain.

CUSTOMERS ARE AT THE CENTER OF OUR ATTENTION.
At BÖHLER-UDDEHOLM, our primary target is to help customers achieve maximum benefits by providing optimal solutions based on a long-term partnership. We can only achieve this goal by identifying customers' needs and providing solutions that improve their competitive position.

OUR BRANDS MAKE US STRONG.
BÖHLER-UDDEHOLM's success is based on strong brands. They are identifiers for our customers and our employees. This *brand-orientation* helps us meet the diverse needs of our customers in the best possible way.

WE TAKE ON RESPONSIBILITY.
BÖHLER-UDDEHOLM has a responsibility to its stakeholders (customers, employees, suppliers, shareholders, society) that is not limited to economic performance. We fully support the protection of the environment and strive to improve the social welfare of our employees.

OUR REPUTATION IS OUR COMMITMENT.
BÖHLER-UDDEHOLM's outstanding international reputation is based on the professionalism of its employees, products and services.
We will not be satisfied until:
:: All our customers worldwide receive optimal solutions for their problems.
:: All our potential customers worldwide commit to placing their next order with us.
:: All our employees are convinced they are living in the best of all possible worlds.
:: All our investors are sure to receive the highest possible return on their investment.

NO FUTURE WITHOUT CHANGE.
BÖHLER-UDDEHOLM regards change as a positive challenge. Our behavior and decisions are based on anticipating and evaluating future market demands, and on the inherent opportunities and risks of change.

WE DO WHAT WE SAY.
BÖHLER-UDDEHOLM's internal procedures are based on the following principles:
:: We encourage open and controversial discussions on and between all levels of the organization.
:: Once a decision is made, we expect everyone to share this target, no matter if it coincides with his or her personal opinion.
:: We understand mistakes as an inherent element of progress. We therefore accept them as long as they are analyzed openly, and the same mistakes are not made twice.

WE ARE UNITED IN OUR DIVERSITY.
BÖHLER-UDDEHOLM is an international group. This requires mutual respect for the ethnic and social characteristics and attributes of our customers and employees.

OUR EMPLOYEES ARE THE KEY TO OUR SUCCESS.
BÖHLER-UDDEHOLM is a social organism.
:: We regard our employees as our key asset.
:: We encourage and promote their development.
:: We respect the individuality of our employees.
:: We are committed to treat them in a fair and honest way.
:: Success can only be achieved by working together; our common targets define the extent of individual freedom.

MANAGEMENT BOARD

BODIES OF THE COMPANY 2006



HORST KÖNIGSLEHNER

BORN 1953.
MARRIED, ONE CHILD.
MEMBER OF THE MANAGEMENT BOARD SINCE 1995; SINCE 1/10/2006 DEPUTY CHAIRMAN OF THE MANAGEMENT BOARD.
AS CHIEF FINANCIAL OFFICER RESPONSIBLE FOR FINANCE, ACCOUNTING, CONTROLLING, TREASURY AND IT.

KNUT CONSEMÜLLER

BORN 1941.
MARRIED, TWO CHILDREN.
MEMBER OF THE MANAGEMENT BOARD SINCE 1991.
RESPONSIBLE FOR THE WELDING CONSUMABLES AND SPECIAL FORGINGS DIVISIONS, AND FOR RESEARCH AND DEVELOPMENT.

CLAUS J. RAIDL

BORN 1942
MARRIED, THREE CHILDREN.
CHAIRMAN OF THE MANAGEMENT BOARD SINCE 1991.
RESPONSIBLE FOR STRATEGY, COMMUNICATIONS, HUMAN RESOURCES, LEGAL AND INVESTMENTS.

HEIMO STIX

BORN 1954
MARRIED, TWO CHILDREN.
MEMBER OF THE MANAGEMENT BOARD SINCE 2001.
RESPONSIBLE FOR THE HIGH PERFORMANCE METALS DIVISION.

FRANZ ROTTER

BORN 1957
MARRIED, TWO CHILDREN.
MEMBER OF THE MANAGEMENT BOARD SINCE 1/1/2007.
RESPONSIBLE FOR THE PRECISION STRIP DIVISION.

SUPERVISORY BOARD

Rudolf Streicher[1)2)]
FIRST ELECTED: 14/5/1997; APPOINTED UNTIL AGM 2011
CHAIRMAN OF THE SUPERVISORY BOARD

Ernst Hable[1)2)]
FIRST ELECTED: 14/5/2001; APPOINTED UNTIL AGM 2011
DEPUTY CHAIRMAN OF THE SUPERVISORY BOARD
MANAGING DIRECTOR OF
BU INDUSTRIEHOLDING GMBH

Wolfgang Eder
FIRST ELECTED: 16/5/2006; APPOINTED UNTIL AGM 2011
CHAIRMAN OF THE MANAGEMENT BOARD OF
voestalpine AG

Rudolf Fries[2)]
FIRST ELECTED: 13/5/2002; APPOINTED UNTIL AGM 2011
ATTORNEY-AT-LAW ECKERT & FRIES RECHTSANWÄLTE
GESELLSCHAFT M.B.H.

Lars G. Josefsson
FIRST ELECTED: 15/5/2000; APPOINTED UNTIL 16/5/2006
CHAIRMAN OF THE MANAGEMENT BOARD OF
VATTENFALL AB

Wilhelm Rasinger
FIRST ELECTED: 14/5/1997; APPOINTED UNTIL 16/5/2006
MANAGING DIRECTOR OF INTER-MANAGEMENT
UNTERNEHMENSBERATUNG GMBH

Walter Scherb
FIRST ELECTED: 13/5/2002; APPOINTED UNTIL AGM 2011
MANAGING DIRECTOR OF S. SPITZ KG

Siegfried Sellitsch
FIRST ELECTED: 7/5/1996; APPOINTED UNTIL AGM 2011

Johann Prettenhofer[2)]
FIRST DELEGATED: 1/1/2000; APPOINTED UNTIL
AGM 2011
CHAIRMAN OF THE EU WORKS COUNCIL
OF BÖHLER-UDDEHOLM AG
CHAIRMAN OF THE WORKS COUNCIL
OF BÖHLER EDELSTAHL GMBH

Gotthard Klaus
FIRST DELEGATED: 27/3/2000; APPOINTED UNTIL
AGM 2011
CHAIRMAN OF THE EMPLOYEES COUNCIL
OF BÖHLER-UDDEHOLM AG

Helmut Meinl[2)]
FIRST DELEGATED: 1/1/2002; APPOINTED UNTIL
AGM 2011
CHAIRMAN OF THE WORKS COUNCIL OF
BÖHLER-UDDEHOLM PRECISION STRIP GMBH & CO KG

Peter Bacun
FIRST DELEGATED: 1/1/2004; APPOINTED UNTIL
16/5/2006
CHAIRMAN OF THE EMPLOYEES COUNCIL
OF BÖHLER EDELSTAHL GMBH

All elected members of the Supervisory Board of BÖHLER-UDDEHOLM AG are independent according to Rule 53 of the Austrian Corporate Governance Code. Rudolf Streicher, Wolfgang Eder and Siegfried Sellitsch meet the requirements set forth in Rule 54 of the Code.

[1)] Member of the Executive Committee
[2)] Member of the Audit Committee



In 2006, the BÖHLER-UDDEHOLM Group celebrated the 15th anniversary of its founding. It is particularly satisfying that this same year also marked a further milestone in the history of the Group: for the third time in succession, sales and earnings reached new record levels. A look back at the extremely difficult beginnings of BÖHLER-UDDEHOLM in 1991 underscores the real meaning of this success. On behalf of the entire Supervisory Board, I would like to thank the Management Board, the employee representatives and all employees in the Group companies for the high motivation that played such an important role in this positive development.

In the 2006 Business Year, the acquisitions made during 2005 – the three Buderus Edelstahl companies and Avesta Welding AB – were successfully integrated into the divisional structure of the Group. This process followed the successful integration of the Brazilian Villares Metals S.A. in 2005, and was supported by a cooperative climate that permitted the completion of all necessary actions on schedule. During the past year BÖHLER-UDDEHOLM also strengthened its sales and heat treatment activities in numerous countries, primarily in markets in China, India, Poland and Russia as well as Ukraine and Slovakia. Developments in a business environment that is characterized by steadily increasing competition have emphasized the importance of an efficient sales network that is fully owned by the Group and operates very close to the markets. I am convinced that this organization gives BÖHLER-UDDEHOLM a decisive competitive advantage.

At this point I would also like to mention the split of the BÖHLER-UDDEHOLM share, which took place on the Vienna Stock Exchange on 8 June 2006. The Annual General Meeting of BÖHLER-UDDEHOLM AG on 16 May 2006 followed a recommendation of the Management Board and approved this split of shares at a ratio of 1:4. It led to a fourfold increase in the number of shares issued from 12,750,000 to 51,000,000. At the same time the Vienna Stock Exchange reduced the price of the BÖHLER-UDDEHOLM share to one-fourth of the trading price on the previous day. Our intention in carrying out this split was to facilitate the tradability of the stock and, above all, increase its attractiveness for retail investors.

The Supervisory Board held five meetings during the 2006 Business Year and performed those duties required by law and the Articles of Association. The interaction between the Supervisory Board and the Management Board was extremely cooperative at all meetings and can be termed exemplary. The Supervisory Board and Management Board also held regular informal discussions to reinforce the exchange of ideas. It should be noted that the meetings of the Supervisory Board provided sufficient opportunities to deal with the documents distributed in due time. The attendance at all Supervisory Board meetings was high.

The Management Board provided the Supervisory Board with regular written and verbal reports as well as information on the development of business and performance of the Company and the Group. All major investment projects were discussed and analyzed in detail during the meetings of the Supervisory Board, including the new rolling mill at the Brazilian plant in Sumaré, the construction of a plant in China for the production of welding materials and a second forging press in Kapfenberg, the expansion of the sales network and an increase in capacity for specialty steels. The Supervisory Board and Management Board also conducted extensive discussions on the future strategic development of the Group at these meetings, with special focus placed on the acquisition of the US-based company Helmold to strengthen the Precision Strip Division in the area of special cutting rules.

The Executive Committee of the Supervisory Board, which also performs the functions of a nominating committee, discussed the temporary expansion of the Management Board of BÖHLER-UDDEHOLM AG at its meetings. This measure was approved by the Supervisory Board as part of its systematic approach to succession planning. Franz Rotter, an experienced manager from the metal-processing industry was appointed as new member of the Management Board as of 1 January 2007. Moreover, the Supervisory Board appointed Horst Königslehner as Deputy CEO (in addition to his function as CFO) as of 1 October 2006.

The Audit Committee held one meeting during the 2006 Business Year, convening together with the auditor on 15 March 2006 to examine and discuss the Financial Statements and Consolidated Financial Statements for 2005. This committee also reviewed the results of internal audit examinations and dealt with the implementation of a risk and opportunity management system in the Group companies.

The Financial Statements and Directors' Report of BÖHLER-UDDEHOLM AG and the Consolidated Financial Statements and Directors' Report as at 31 December 2006 were prepared in accordance with International Financial Reporting Standards (IFRS). These documents were audited by BDO Auxilia Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, who were appointed auditors in accordance with § 270 of the Austrian Commercial Code.

This audit verified that the bookkeeping, Financial Statements, and Consolidated Financial Statements meet legal requirements and the provisions of the Articles of Association. The results of the audit indicated no grounds for objection and the auditors therefore awarded an unqualified opinion. The Directors' Report agrees with the Financial Statements and Consolidated Financial Statements.

The Audit Committee and the Supervisory Board have approved the 2006 Financial Statements and declare their agreement with the Directors' Report. The 2006 Financial Statements are therefore approved in keeping with § 125 of the Austrian Stock Corporation Act. The Audit Committee and the Supervisory Board have also approved the Consolidated Financial Statements and related Directors' Report.

The Supervisory Board has examined and approved the proposal for the allocation of profits. BÖHLER-UDDEHOLM AG concluded the 2006 Business Year with net income of 105,905,744.37 €. After profit carried forward from the prior year, retained earnings totaled 106,157,652.14 €. A resolution will be placed before the Annual General Meeting on 8 May 2007 recommending the distribution of a dividend of 104,550,000.00 € (2.05 € per share) and the carry forward of the remaining amount.

Rudolf Streicher
CHAIRMAN OF THE SUPERVISORY BOARD

REMUNERATION SYSTEM FOR MEMBERS OF THE SUPERVISORY BOARD

2006 BUSINESS YEAR[1]	Remuneration, once per year	Attendance fee per meeting
Chairman	18,200 €	365 €
Vice-Chairman	13,650 €	365 €
Member	9,100 €	365 €

[1] The remuneration and attendance fees have remained unchanged over the past six years.

STATEMENT BY THE CHAIRMAN AND CEO
FOREWORD 2006



The steel industry has been characterized by a steady global concentration process since the 1980's. This also applies – in a very special way – to the steel industry in Europe. In the 1970's more than 30 companies produced roughly 80% of the raw steel in Europe, but today only four remain. The economic backdrop for this necessary consolidation process was formed by massive losses that resulted from excess capacity, which was often not reduced because of regional interests and local political considerations. These losses were repeatedly offset by public subsidies in order to support the continued existence of the companies, at the expense of the taxpayer.

The privatization of the European steel industry and resulting emergence of companies that are not only strong, but also competitive in the international arena led to the gradual elimination of these losses. This development occurred just at the right time, since European steel producers are now subjected to steadily increasing global competition. Today roughly 30% of the world's crude steel is manufactured in companies that did not exist 25 years ago. New groups are forming in Asia, and have created additional capacity with modern equipment to serve their prospering local markets. We have also monitored a rising level of acquisition activity by Indian, Russian and Brazilian steel conglomerates in Europe and the USA during the past year.

This growing globalization has further intensified competition in the steel industry and, in turn, triggered a new wave of concentration for steel producers in Europe. As a result, companies are now focusing their businesses more and more on their core capabilities. A general trend has been identified in the European, but also to a certain extent in the US steel industry, which shows a growing specialization in either flat products or long products. This development also applies to the producers of specialty steels throughout the world.

For this reason, the BÖHLER-UDDEHOLM Group has followed a clearly defined strategy that will also be maintained in the coming years:

:: We focus on our core business in selected niches of the specialty steel market for long products and materials (this reflects the areas of business in our four divisions).
:: Our goal is to achieve leading global market positions in highly specialized niche segments.
:: We want to achieve a sustainable level of profitability in all our investment and acquisition projects.
:: Our target for growth is an average increase of 5% to 8% per year in sales.

BÖHLER-UDDEHOLM has recorded above-average growth, primarily during the past three years, because we were able to successfully complete a number of key strategic acquisitions. We took over Villares Metals S.A. in Brazil during 2004, Edelstahlwerke Buderus AG in Germany and Avesta Welding AB in Sweden during 2005 and Helmold LLC in the USA during 2006, and integrated these companies into our Group.

We also clearly accelerated the pace of our investment program during the reporting year. At 223.5 m€, investments exceeded the 2005 level by a significant 39% and set a new record in the 15-year history of the Group. Projects are currently underway to expand capacity in numerous key areas at production sites in

Austria, Germany and Brazil. This will successively raise our total capacity from roughly 750,000 tons to nearly 860,000 tons of crude steel beginning in 2007. At the same time we are monitoring the market closely to identify further acquisition candidates which might represent a good match for any of our four divisions in the BÖHLER-UDDEHOLM Group.

I would also like to emphasize, however, that we consider a solid and healthy financial structure to be the fundamental requirement for expansion. Through growth, on the one side, and solidity on the other we want to achieve a continuous increase in the value of the Company for our shareholders. This maxim represents the focal point of all strategic considerations and decisions that are relevant for the development and orientation of BÖHLER-UDDEHOLM.

In order to reinforce this focus, the Management Board of BÖHLER-UDDEHOLM AG defined seven key performance indicators which have been used to manage business operations since their selection in 2002. These indicators are the same ratios used by analysts and investors to evaluate the performance of publicly traded international industrial corporations: the EBITDA margin, EBIT margin, equity ratio, dividend payout ratio, gearing (the ratio of net debt to equity), net working capital (as a percent of sales) and return on capital employed after tax.

Although BÖHLER-UDDEHOLM is subject to significantly lower cyclical fluctuations than "traditional" steel companies because of its clear niche policy within the specialty steel industry, we have expressed several of these indicators as ranges to provide a more realistic picture of the influence of economic factors during a cycle. In a peak year, the value should reach the top end of the range and in a difficult business year, it should not fall beneath the low end of the range.

With all due modesty, we can be satisfied with our achievements over the past 15 years – and especially with our results for the last three years. The above-mentioned developments in the world of steel also show that we must continue to consistently pursue the path we have chosen, and BÖHLER-UDDEHOLM is well equipped and prepared to meet this challenge.

Claus J. Raidl
CHAIRMAN AND CHIEF EXECUTIVE

FINANCIAL TARGETS	Target/Range	Achieved in 2006
EBITDA margin	12–16%	15.4%
EBIT margin	8–12%	12.2%
Equity ratio	40%	42.8%
Dividend payout ratio	40–50%	42.6%[1]
Gearing, excl. acquisitions	30–40%	42.0%
Gearing, incl. acquisitions	≤100%	
Net working capital as a % of sales	38–42%	41.4%
ROCE after tax	9–11%	13.6%

[1] subject to approval by the Annual General Meeting

The Austrian Corporate Governance Code was revised extensively in 2005 to reflect legal changes in Austria and also incorporate recommendations by the European Commission concerning the duties of the Supervisory Board and remuneration of members of the Management Board. The code, which was first published on 1 October 2002, was issued in its revised form on 1 January 2006 and is available for review on the BÖHLER-UDDEHOLM website.

BÖHLER-UDDEHOLM AG supports the principles of the Austrian Corporate Governance Code and complied with the provisions of the revised code in 2006. Divergence from rules 38 (age limit for members of the Management Board), 41 (nominating committee), 43 (remuneration committee) and 57 (age limit for members of the Supervisory Board) were disclosed and explained on the Group's website under the section on corporate governance ("comply or explain"). It should be noted that BÖHLER-UDDEHOLM also observed all R-Rules (recommendations) during the reporting year.

BÖHLER-UDDEHOLM again submitted to a voluntary evaluation of its compliance with the provisions of the code by an external institution. This analysis was conducted by BDO Auxilia Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna. As in the previous years, the results of this audit will be published on the BÖHLER-UDDEHOLM website. The protocols from past audits are also available here for review.

Both the Management Board and the Supervisory Board of BÖHLER-UDDEHOLM AG were involved in extensive discussions of the newly revised code during 2006. These discussions focused mainly on the new rules and, where necessary, adjustments were made to BÖHLER-UDDEHOLM procedures. For those rules that permit disclosure on a company's website or in the annual report, the most appropriate medium was selected. The Company's goal is to avoid an overload of the annual report or the website with excessive details, but rather make the required announcements available in a reasonable form on one of these two communication channels.

BÖHLER-UDDEHOLM AG hereby declares its intention to also comply with the provisions of the Austrian Corporate Governance Code in 2007.

FINANCIAL CALENDAR 2007

30 March 2007	Results for the 2006 Business Year
8 May 2007	Annual General Meeting
10 May 2007	Ex-Dividend Day
15 May 2007	Results for the First Quarter of 2007
18 May 2007	Payment of Dividends
3 September 2007	Results for the First Two Quarters of 2007
12 November 2007	Results for the First Three Quarters of 2007

Capital market information can be obtained from:
Randolf Fochler
Phone (+43-1) 798 6901-27707
Fax (+43-1) 798 6901-27713
randolf.fochler@bohler-uddeholm.com
www.bohler-uddeholm.com

ADR symbol:	BDHHY
ÖTOB symbol:	BUD
Bloomberg:	BUD AV
Bridge:	AT;BUD
DOW Jones:	R.BUD
Reuters:	BHLR.VI

STOCK INFORMATION

ISIN Code: AT0000903851
Type of stock: Bearer shares of common stock
Share capital: 102,000,000 €
divided in 51,000,000 shares
Share capital per share: 2.00 €
Free float: 79.05%
First traded on: 10 April 1995, Vienna Stock Exchange
Capital increase: 8 June 2005
Stock split (1:4): 8 June 2006
On-exchange trading volume in 2006: 4,044.7 m€
Number of shares traded in 2006: 57,114,904
Average number of shares traded per day: 232,174
ATX weighting: 4.1%

The Annual General Meeting of BÖHLER-UDDEHOLM AG on 16 May 2006 approved a 1:4 stock split for the Company's shares. This measure was designed to facilitate the tradability of the stock and, more importantly, to increase its attractiveness for retail investors. The price of the BÖHLER-UDDEHOLM share was quoted at 161.00 € prior to the split and had moved in a three-digit range for 17 months. The split returned the share price to the two-digit range, making it optically "lighter".

The stock split was carried out on the Vienna Stock Exchange at the start of trading on 8 June 2006, and led to a fourfold increase in the number of shares from 12,750,000 to 51,000,000. At the same time the Vienna Stock Exchange reduced the price of the BÖHLER-UDDEHOLM share to one-fourth of the trading price on the previous day – or from 161.00 € to 40.25 €.

In connection with the stock split, the Annual General Meeting of BÖHLER-UDDEHOLM AG on 16 May 2006 also authorized a capital adjustment from company funds without the issue of new shares. Share capital was increased from 92,692,500 € by 9,307,500 € to 102,000,000 €, and equaled 2.00 € per share after the stock split.

HISTORICAL HIGH.

The BÖHLER-UDDEHOLM share started 2006 at a price of 145.00 €, and moved steadily upward over the next four months until it came to a sudden halt in mid-May. The entire Vienna stock market experienced a major correction during the following weeks, similar to many other exchanges in Eastern Europe. BÖHLER-UDDEHOLM was unable to avoid the general trend, even through the above-mentioned stock split which took place during this period.

The share price stabilized shortly before the summer and recovered gradually over the next months. Supported by a year-end rally on the Vienna Stock Exchange, the BÖHLER-UDDEHOLM share hit an all-time-high of 53.92 € at the end of December and closed 2006 at 53.10 €. This represents a 49% plus in the share price over year-end 2005. The increase totaled 297% in three-year comparison and 372% in five-year comparison and, since the initial public offering on the Vienna Stock Exchange in April 1995, the price of the BÖHLER-UDDEHOLM share has risen by 415%.

In the leading ATX (Austrian Traded Index) BÖHLER-UDDEHOLM was weighted at 4.1% as of year-end 2006. The on-exchange trading volume of the Company's shares equaled 4,044.7 m€ and the off-exchange (OTC) volume reached 1,202.8 m€, for a combined turnover of 5,247.5 m€ in 2006. BÖHLER-UDDEHOLM continues to maintain its position as one of the ten most heavily traded stocks on the Vienna Exchange.

The market capitalization of BÖHLER-UDDEHOLM rose from 1,822.0 m€ to 2,708.1 m€ in 2006, and reflects the strong growth and business performance of the Group. BÖHLER-UDDEHOLM set new records for sales and earnings during the reporting year, and further improved its profitability. In recent years BÖHLER-UDDEHOLM

SHARE PRICE PERFORMANCE RELATIVE TO ATX (10 April 1995 – 31 December 2006)


€
60
50
40
30
20
10
1996
1998
– BÖHLER-UDDEHOLM AG
– Austrian Traded Index (ATX), indexed

SHAREHOLDER STRUCTURE (BY REGION)


(AUSTRIA)

was able to successfully integrate numerous acquisitions and further expand its sales organization. Moreover, the Group is currently involved in projects to expand its production capacity at a number of locations. The management of BÖHLER-UDDEHOLM AG has provided the financial community with regular information on these many growth steps.

INCREASE IN ROAD SHOWS.

BÖHLER-UDDEHOLM also set a new record for the number of road show presentations in 2006. The demand for one-on-one meetings between institutional investors and the Group's management was stronger than ever during the reporting year. The full privatization of BÖHLER-UDDEHOLM in 2003 and the capital increase in 2005 as well as the development of business in recent years have led to a significant increase in interest on the part of investors. In order to meet this demand for information, the Group's management held road shows in New York, Boston, Fort Lauderdale, Miami, London, Edinburgh, Paris, Zurich, Geneva, Milan, Brussels, Frankfurt, Hamburg, Düsseldorf and Cologne during 2006.

Management also took advantage of invitations by Austrian and foreign investment banks to participate in conferences with selected institutional investors. BÖHLER-UDDEHOLM also presented itself to the retail public in Austria at the "GEWINN" trade fair in Vienna from 19 to 21 October 2006. On 14 November 2006, Austrian and foreign analysts visited Böhler Edelstahl GmbH and Böhler Schmiedetechnik GmbH in Kapfenberg, Austria. This field trip focused on current investments in the two companies as well as the strategic importance of this largest production site in the BÖHLER-UDDEHOLM Group.

Böhler Thyssen Schweisstechnik Deutschland GmbH, Hamm, Germany





Villares Metals S.A., Sumaré, Brazil



SALES BY REGION


EU
USA
13% ASIA
OTHER EUROPE
2% AUSTRALIA
AFRICA

The global economy showed strong development throughout 2006, which in part exceeded expectations. Preliminary reports point to an increase of 3.6% – and a sound improvement over the 3.2% recorded in 2005 – despite rising interest rates in the USA and a resulting slowdown in growth. These circumstances appear to confirm that the peak of growth was passed in 2006. However, most experts do not expect a recession, even in the USA, and are calling for a brief period of more moderate development that should be overcome during the course of 2007.

The economies in Asia, above all China and India, continued to grow at an extremely rapid pace with almost no interruption. Japan has also recovered from its recession and, with a plus of 2.7% for 2006, reported satisfactory growth.

The European economy also showed a surprisingly good development, with an increase of more than 2.5% in the Euro region after several years of stagnation. At 3.5% p.a. prime interest rates appear to have nearly peaked, and now seem to be high enough to counter any possible inflationary tendencies, especially against the backdrop of declining oil prices. For this reason, higher interest rates should have virtually no impact on investment activity. However, a further decline in the US-Dollar during 2007 could slow the upturn in Europe.

One particularly favorable trend came from Germany, which is by far the largest market for the BÖHLER-UDDEHOLM Group. The economy loosened its dependence on exports in 2006, and developed an increasingly independent momentum during the course of the year. This positive trend was also reflected in higher employment and rising consumer spending.

The high demand for raw materials benefited not only the oil-producing countries, but also many East European and Latin American economies. Experts place growth in Russia at 6.5% and in Peru at 6.0% for 2006, and Brazil, where the strong Real created a difficult climate for exports, remained at a still acceptable 3.2%.

RECORD ORDER INTAKE.

BÖHLER-UDDEHOLM was able to profit from the generally favorable operating environment for specialty steel, specialty steel products and special materials during the 2006 Business Year. This situation is clearly reflected in order intake, which rose by 28%, or from 2,136.4 m€ in 2005 to 2,737.3 m€ for 2006, and set a new record for the Group. The strongest demand was recorded in growth markets in Asia and South America, but developments in Europe, above all in Germany, were also sound.

The strong rise in demand was noticeable in all four BÖHLER-UDDEHOLM divisions even though the tool steel segment reported a certain degree of stagnation compared to the previous year. Nearly all production facilities in the BÖHLER-UDDEHOLM Group operated at full capacity throughout the entire reporting year. Order backlog rose from 746.5 m€ at year-end 2005 by 21% to 906.9 m€ as at 31 December 2006.

SALES AND EARNINGS

SALES BY DIVISION


69.2% HIGH PERFORMANCE METALS
13.4% WELDING CONSUMABLES
9.9% PRECISION STRIP
7.5% SPECIAL FORGINGS

SALES BY SECTOR


36% AUTOMOBILE
22% CONSUMER GOODS
11% ENERGY GENERATION
10% MACHINERY CONSTRUCTION
6% AIRCRAFT
5% ELECTRONICS
5% PETROCHEMICALS
5% OTHER

The BÖHLER-UDDEHOLM Group recorded a further improvement in sales during the 2006 Business Year, with an increase of 19% over the prior year level of 2,607.1 m€ to 3,090.2 m€. This development was supported by organic growth of 8 percentage points and consolidation effects of 11 percentage points. Results for the reporting year include all four quarters of the Buderus Edelstahl companies and Avesta Welding AB, which were acquired during 2005, for the first time. The three Buderus Edelstahl companies recorded total consolidated sales of 493.8 m€ and Avesta Welding AB 38.6 m€ in 2006.

The 2006 Business Year was marked by a favorable economic climate in all major product segments and core markets. The only exception was North America, which fell slightly below the 2005 level in the areas of tool steel and high-speed steel. Alloy prices generally weakened in comparison to the previous year, while scrap prices remained at a constant high level. This operating environment made it possible for all four divisions to increase sales over the previous year. Higher demand in key end-user sectors such as energy technology, oil field equipment, petrochemicals and machinery and aircraft construction also provided major support for the development of business.

SALES in m€	2006	2005	2004	2003	2002
High Performance Metals	2,262.2	1,961.8	1,392.6	1,005.4	1,044.3
Welding Consumables[1]	437.8	330.3	291.6	255.7	131.8
Precision Strip	325.7	244.9	163.6	158.5	164.6
Special Forgings	245.7	150.1	87.2	79.8	96.4
Other/consolidation	74.1	69.2	62.2	55.7	50.0
Total sales	**3,345.5**	**2,756.3**	**1,997.2**	**1,555.1**	**1,487.1**
Inter-company sales	255.3	149.2	63.2	55.3	45.9
External sales	3,090.2	2,607.1	1,934.0	1,499.8	1,441.2

[1] This division was managed as a joint venture together with ThyssenKrupp up to the 2002 Business Year, with BÖHLER-UDDEHOLM holding a 50% stake.

In the EU countries, BÖHLER-UDDEHOLM recorded sales of 1,858.7 m€, which represents an increase of 24% compared to the prior year level of 1,504.8 m€. In America, sales rose from 599.2 m€ by 3% to 617.9 m€. Increased marketing activities in Asia allowed BÖHLER-UDDEHOLM to raise sales from 312.4 m€ in 2005 to 388.4 m€, or by 24%. In its other markets, the Group registered a plus of 18% in sales with an increase from 190.7 m€ to 225.2 m€.

A regional analysis of sales for the reporting year shows the following picture: the EU countries ranked first as the most important market for BÖHLER-UDDEHOLM with a 60% (58%) share of sales, followed by America with 20% (23%), Asia with 13% (12%), other European countries with 4% (4%), Australia with 2% (2%) and Africa with 1% (1%).

A breakdown of sales (excluding other/consolidation) by core business area shows the High Performance Metals Division with 69.2% (73.0%), followed by the Welding Consumables Division with 13.4% (12.3%), the Precision Strip Division with 9.9% (9.1%) and the Special Forgings Division with 7.5% (5.6%).

The solid growth in the volume of business also had a positive impact on earnings recorded by BÖHLER-UDDEHOLM. However, it should be noted that the increased cost of energy and personnel as well as higher depreciation resulting from the Group's extensive capital expenditure program intensified the pressure on margins. This was contrasted by moderate increases in base prices, cost savings of approximately 33 m€ and measures to improve productivity.

Earnings before interest and tax (EBIT) rose from 314.0 m€ by 20% to 376.0 m€, thereby setting a new record in the history of the Company. The EBIT margin of the BÖHLER-UDDEHOLM Group reached 12.2% for the reporting year, compared to 12.0% in 2005. Earnings before tax increased from 286.4 m€ by 21% to 345.5 m€. The tax rate for BÖHLER-UDDEHOLM was roughly 28%, one percentage point above the prior year. Net income increased from 208.1 m€ by 19% to 248.1 m€.

The Management Board of BÖHLER-UDDEHOLM AG will recommend that the Annual General Meeting on 8 May 2007 approve an increase of 9% in the dividend from 95,625,000.00 € to 104,550,000.00 €. Following an increase in the number of shares to 51,000,000 following the 1:4 stock split in 2006, this will reflect a dividend of 2.05 € per share. In the previous year – and before the stock split – the dividend equaled 7.50 € per share (for 12,750,000 shares).

The dividend for the 2006 Business Year represents a payout ratio of 42.6% and – based on the closing price for 2006 – a dividend yield of 3.9%. This highest dividend payment since the initial public offering of BÖHLER-UDDEHOLM in 1995 again underscores the Group's shareholder-friendly dividend policy.

EBITDA in m€


2002 198.8
2003 191.3
2004 279.0
2005 404.9
2006 476.6

EBIT in m€


2002 111.9
2003 113.4
2004 191.9
2005 314.0
2006 376.0

EARNINGS BEFORE TAX in m€


2002 82.1
2003 91.8
2004 161.5
2005 286.4
2006 345.5

VALUE ADDED PER EMPLOYEE in k€


2002 90.2
2003 89.4
2004 94.7
2005 103.3
2006 109.4




1
2
3
25
Böhler Schweisstechnik Austria GmbH, Deuchendorf, Austria

The previously mentioned development of the Group's asset position is reflected in the consolidated statement of cash flows. The method used to prepare this schedule calls for the effects of changes in the consolidation range to be shown as a net figure under cash flow from investing activities, with the elimination of any impact on the development of the other individual items.

Cash flow before capital changes of 330.6 m€ (prior year: 312.9 m€) rose by 5.7% due to the increase in earnings. The development of cash flow was determined above all by net income recorded for the year as well as a decrease in long-term provisions (–14.6 m€) – in particular for pensions and severance compensation – and an increase in deferred tax assets (6.4 m€).

The main drivers in the transition to cash flow from operating activities (247.9 m€: prior year: 75.4 m€) are the above-mentioned components of working capital. In particular, the developments in inventories (–84.7 m€) and trade receivables (–67.1 m€) had a negative impact on cash flow. The increase of 58.2 m€ in trade payables created a slight opposite effect.

Cash flow from investing activities (–210.0 m€; prior year: –308.0 m€) was influenced primarily by strategic investment projects in Brazil (rolling mill) and Austria (screw press), which led to net cash outflows of 51.3 m€ during the reporting year. Investments in property, plant and equipment by the Group equaled 215.6 m€ (prior year: 145.8 m€) and additions to intangible assets totaled 5.9 m€ (prior year: 11.2 m€).



Buderus Edelstahl Band GmbH, Wetzlar, Germany

DEBT BY CURRENCY


54% EUR
24% USD
12% OTHER
5% SEK
4% AUD
1% CAD

TERMS OF BORROWINGS


53% 1–5 YEARS
35% < 1 YEAR
12% > 5 YEARS

The substantial decline in intangible assets resulted from a difference in the volume of acquisition activity during 2006 and the comparative prior year. In the figure shown for 2005, the capitalization comprises of 8.5 m€ in goodwill on the acquisition of Edelstahlwerke Buderus AG (respectively, its successor Buderus Edelstahl GmbH) and 0.3 m€ for Avesta Welding AB. The comparable figure for the reporting year includes only the capitalization of a betterment payment of 0.9 m€ on the purchase price for Avesta Welding AB. Goodwill of 1.0 m€ from the acquisition of the activities of the US cutting and creasing rule producer Helmold LLC in the USA, was capitalized in Helmold's individual financial statements and is therefore shown under changes in Group structure.

Cash flow from financing activities (–32.8 m€; prior year: 251.5 m€) was determined by two major factors: the 95.6 m€ dividend paid by BÖHLER UDDEHOLM AG for the 2005 Business Year and an increase of 60.9 m€ in borrowings.



BÖHLER-UDDEHOLM was exposed to the following major internal and external risks during the 2006 Business Year:

INTERNAL RISKS/MANAGEMENT PROCESSES.

EXPANSION STRATEGY AND ACQUISITIONS.

At BÖHLER-UDDEHOLM expansion through organic growth is closely connected to a large number of investments in the core businesses of the divisions. In addition to a general focus on increasing services that are located close to customers (especially heat treatment and machining), the Group is currently involved in major investment projects at its European plant locations and in China and Brazil. The Management Board is conscious of the related risks, and therefore ensures that experienced managers are available on location to monitor and direct these investment projects. In addition, regular reporting allows for fast reaction to unplanned developments.

BÖHLER-UDDEHOLM also pursues a growth strategy that makes further acquisitions probable in the coming years. Since the number of potential targets is limited, future takeovers could focus on companies that require considerably higher integration expenditure because of their size or current structure. In addition, the financing of acquisitions with debt could lead to a significant deterioration in the Group's gearing ratio.

Based on past experience with the purchase and integration of companies, the Management Board is well aware that the success of acquisitions depends not only on financing but also on the availability of sufficient management resources. However, management believes that net debt should not exceed equity (gearing ≤ 100%), even in the case of acquisitions. This target has been met by all takeovers carried out by the Group.

IMPLEMENTATION AND ADJUSTMENT OF STRATEGY

The implementation of the strategies pursued by the individual divisions proceeded as planned during the reporting year. However, the Management Board realizes that circumstances could occur at any time, which would require the Group to change these strategies. Although there are no indications that such circumstances will occur in the foreseeable future, it should be noted that fundamental changes in the Group's strategies would have a temporary negative impact on the development of earnings.

PROBLEM SITES

As is the case with all steel producers whose production could possibly have had an impact on the environment in past years, there may be problem sites on property owned by the BÖHLER-UDDEHOLM Group. For this reason, the production facilities in Kapfenberg (Austria), Meerbusch (Germany), Wetzlar (Germany) and Sumaré (Brazil) are subject to regular monitoring and control by the Group as well as municipal authorities.

INTERNAL RISKS/CORE PROCESSES.

R&D PROJECTS FOR PRODUCTS, SERVICES AND PROCESSES.

The Group competes with companies that are in some cases larger or may have more extensive financial resources than BÖHLER-UDDEHOLM. Continuous innovation and the steady improvement of products, production processes and services as well as constant and close cooperation with customers allow BÖHLER-UDDEHOLM to successfully defend its position on the market.

[illegible]

OF PRODUCTION EQUIPMENT

The continued strong demand for products manufactured by the BÖHLER-UDDEHOLM Group led to the unusually high utilization of capacity during the reporting year. The resulting increase in production volume is naturally linked with an increased risk of breakdowns. BÖHLER-UDDEHOLM minimizes this risk through investments that include the installation of a second screw press in Kapfenberg and the construction of



Uddeholm Tooling AB, Hagfors, Sweden

a new rolling mill at Villares Metals S.A. as well as acquisitions that have increased the Group's capability to manufacture various products at more than one site. For this reason, management is convinced that even the long-term breakdown of individual aggregates would have no material impact on Group results.

CUSTOMER STRUCTURE.

The companies in the BÖHLER-UDDEHOLM Group sell to more than 100,000 customers throughout the world. No single customer is responsible for more than 2% of total sales. Therefore, the loss of an individual customer would not have a material effect on the development of sales or earnings for the Group as a whole. However, the product lines of the Precision Strip and Special Forgings Divisions, which together generate 17.4% of Group sales, are in part concentrated on a limited number of major customers. Since the loss of key customers could adversely impact the sales and earnings positions of these divisions, management takes special efforts to strengthen and protect these good working relationships over the long-term.

EXTERNAL RISKS.

MARKET CHANGE.

BÖHLER-UDDEHOLM is active primarily in highly specific product segments of the specialty steel branch and is therefore not subject to cyclical fluctuations in sales volumes and prices to the same extent as other steel producers. However, the Group records a large component of sales with customers whose businesses are more volatile because they are closely linked to economic developments. This applies to automobile producers, the mechanical engineering industry, aircraft manufacturers and producers of consumer goods as well as firms that construct aggregates for power generation. The demand for products made by the BÖHLER-UDDEHOLM Group is exceptionally strong at the present time. According to experts, economic development should remain sound and the operating environment should be favorable over the near future. Nevertheless, a decline in sales to these end-user sectors could have a negative impact on sales opportunities for products made by the BÖHLER-UDDEHOLM Group.

CHANGES IN PRICES AND MARGINS.

Specialty steels are produced with scrap and different alloys that include chrome, nickel, vanadium, molybdenum and tungsten. These raw materials are subject to strong price movements. During the reporting year the average prices of these materials remained at a high level. Fluctuations in the prices of alloys can for the most part be passed on to customers through a so-called alloy surcharge. To a large extent BÖHLER-UDDEHOLM also hedges the price of nickel required for production, which is traded on the London Metals Exchange (LME), through futures and option contracts. In spite of these measures, strong fluctuations in alloy prices could influence the earnings of the Group. Management expects a decline in alloy prices over the mid-term and has therefore introduced measures to reduce the current high level of stocks.

POLITICAL UPHEAVALS

The acquisition of Villares Metals S.A. in Sumaré (near São Paulo) in 2004 raised the Group's total investment in Brazil by a substantial amount. Although the economic climate in this country can be classified as positive at the present time, future *developments* are considered to be uncertain because of the instable economic and political conditions that prevailed in the past.

CURRENCY FLUCTUATIONS.

Foreign currency risks arising from worldwide procurement and sales activities are systematically monitored, and eliminated or limited with suitable hedging instruments. In addition to the exchange rate risk that is related to receivables or liabilities arising from the delivery of goods or provision of services, the foreign currency risk associated with other balance sheet items (e.g. foreign currency loans) is also subject to regular control and hedged where necessary. A similar procedure is used to deal with interest rate risk and, in part, with the risks arising from raw material prices and energy prices.

Short-term movements in foreign exchange rates are monitored and controlled as part of the Group's foreign currency management activities. However, a lasting devaluation in the US-Dollar coupled with a rise in the external value of the Euro would successively weaken the Group's competitive position compared to firms that have production facilities in the



USA or operate in economies that are dependent on the US-Dollar. Management regularly uses foreign currency hedging instruments to counteract this development. Since the prices of nearly all alloys used by the Group are denominated in US-Dollars, the exposure in this currency can be substantially reduced through netting. Financial risks are discussed in detail on page 92 of the notes to the financial statements.

Fluctuations in the exchange rate of the Brazilian Real to the Euro and US-Dollar had a major impact on results reported by Villares Metals S.A. for the 2006 Business Year. In order to safeguard the ability of Villares Metals S.A. and other Group companies to operate in potentially instable economies or crisis situations, measures are taken to ensure a sufficiently high level of equity.

The assets of the individual Group companies are insured either locally or as part of a Group policy. Coverage is also provided for damages that could result from business interruption caused by natural disasters. The Group liability insurance covers not only manufacturer's liability, but also product liability and environmental risks. In addition, a Group marine and cargo insurance policy is available to cover transportation risks.

Villares Metals S.A., Sumaré, Brazil


ATENÇÃO
ENTRADA
DE

Expenditures for research and development (R&D) in the BÖHLER-UDDEHOLM Group rose from 19.0 m€ by 8.4% to 20.6 m€ in 2006. These expenses were divided among the four divisions as follows: High Performance Metals 13.0 m€, Welding Consumables 4.8 m€, Precision Strip 1.1 m€ und Special Forgings 1.7 m€. At the end of the reporting year the member companies of the Group held 861 patents and patent applications, which represents an increase of 10% over the previous year. BÖHLER-UDDEHOLM invests roughly 10% of total R&D expenditures in long-term strategic research projects and approximately 90% in short-term and medium-term projects to improve products and production processes. More than 160 researchers are currently active in the production companies of the Group.

R&D activities for the 2006 Business Year focused above all on the aircraft and energy technology industries. These two end-user sectors are of major importance for the BÖHLER-UDDEHOLM Group and are relevant for the business activities of the High Performance Metals, Welding Consumables and Special Forgings Divisions.

BÖHLER-UDDEHOLM carries out research for the aircraft industry together with aircraft and jet



R&D EXPENSE BY DIVISION
(IN % OF TOTAL R&D SPENDING)


63.1% HIGH PERFORMANCE METALS
23.3% WELDING CONSUMABLES
8.3% SPECIAL FORGINGS
5.3% PRECISION STRIP

engine producers as well as universities to develop forged components made of inter-metallic alloys. These alloys – such as titanium aluminide – are characterized by low weight and high thermal resistance. The goal of development projects in this area is to increase the toughness of these materials to a high level to permit their use in aircraft turbines. Research also concentrates on titanium-matrix composites for applications in aircraft construction.

In the construction of turbines for power generation (power plants), extremely high thermal resistant materials allow for an improvement in efficiency and, as a result, the better utilization of fuel. However, the heat and fatigue strength potential of ordinary steels and nickel-based alloys have already been exhausted, and new alloys must be developed and tested. In order to permit the production of power plant components from these new alloys, BÖHLER-UDDEHOLM is working to develop suitable production technologies for long products, open-die forgings and closed-die forgings as well as corresponding welding consumables.

The plant in Wetzlar has made good progress in the production of particularly large open-die forged parts for power generation. Results include an improvement in the purity of the specialty steels, further refinement of the microstructure and production of the forged components in even closer tolerances.

Another focal point of activities by the Group is the development of new control models for the re-melting process. These models will make it possible to reduce process times and optimize the chemical, physical and mechanical properties of specialty steels and nickel-based alloys. The new findings will be incorporated into the production technologies of existing and new equipment at the plants in Kapfenberg, Hagfors and Sumaré.


Böhler-Uddeholm Precision Strip AB, Munkfors, Sweden

The BÖHLER-UDDEHOLM workforce rose from 13,835 by 4% to 14,324 during the 2006 Business Year. This growth was triggered primarily by the expansion of the sales force in a number of growth markets. In addition, the Group employed a total of 413 apprentices in 2006 compared to 389 in 2006.

During the reporting year more than 200 managers in the BÖHLER-UDDEHOLM Group came together in Vienna for the so-called Group Meeting. This conference focused on the values of the Company as well as the BÖHLER-UDDEHOLM value catalogue that was formulated six years ago. Since that time BÖHLER-UDDEHOLM has continued to develop further, undergoing significant expan-



ASSAB Tooling (Dong Guan) Co. Ltd., Dong Guan, China

EMPLOYEES BY DIVISION


72.0% HIGH PERFORMANCE METALS
11.9% WELDING CONSUMABLES
9.0% PRECISION STRIP
5.1% SPECIAL FORGINGS
2.0% OTHER

sion and becoming considerably more international. In 2003, BÖHLER-UDDEHOLM was transformed into a fully privatized company. For these reasons, the decision was made to re-examine the Group's values as well as their implementation and validity, and also discuss possible adjustments and additions.

In a decentralized organization like the BÖHLER-UDDEHOLM Group, the management philosophy cannot simply be reduced to "command and control" – it must be firmly anchored in shared values. The participants in the Group Meeting therefore discussed various facets of management and their impact on these shared values in working groups under the headings of "Group Focus", "Growth and Speed", "Strictness, Commitment and Sustainability", "Competitive Advantage" and "Corporate Social Responsibility".

Of special note is the founding of the "BÖHLER-UDDEHOLM Solidarity Fund Private Foundation" during the reporting year. The goal of this foundation is to assist Group employees who have been injured in work accidents as well as their families. The impetus for the creation of this institution was the tragic accident at the steel plant in Kapfenberg during spring 2005, which claimed the lives of five employees. In accordance with the statutes of the foundation, representatives of the workers' council and management will jointly decide on the amount of payments for beneficiaries. These include employees of the Group or their families, who have been affected by misfortune or hardship, in particular as a result of work accidents.

A newly negotiated bonus model was also introduced for the workforce in most of the European production companies and selected sales companies during the 2006 Business Year.



This model applies to employees whose compensation does not include an individual variable component. The bonuses are based on the achievement of a specified target for earnings before tax (EBT), after an adjustment for special effects. The highest premium level generally equals 1,400 € per year, but in 2006 the maximum level was raised to 1,700 € because of the record results achieved. All other Group companies provide different bonus models which are all based on earnings.

EMPLOYEES BY REGION	2006	2005
Austria	4,094	3,964
Germany	2,860	2,817
Sweden	1,379	1,427
Other Europe	1,687	1,624
North America	598	568
Brazil	1,774	1,699
Other South America	298	284
China	541	429
Other Asia	723	670
Australia, Africa	370	353
Total	**14,324**	**13,835**

ENVIRONMENTAL PROTECTION AND SUSTAINABILITY


TANQUE
DE ÁGUA

Villares Metals S.A., Sumaré, Brazil

In the past BÖHLER-UDDEHOLM implemented its environmental, quality, work safety and safety management systems as self-contained programs. In order to improve the sustainability of these systems, the Group has now started to gradually integrate the individual modules into a common management structure. This changeover was successfully completed at the German plant in Hamm (Welding Consumables Division) during the reporting year. At the Austrian plant in Ybbstal (Precision Strip Division) work started in 2006 to merge the quality and environmental management systems. The main advantages of a single integrated management system are focused process orientation as well as simple and user-friendly documentation.

Five areas are of special importance for environmental protection at BÖHLER-UDDEHOLM: maintaining air quality, protecting waterways, the disposal of waste, saving energy and reducing noise. The high European standards in these areas also apply to the Group's locations in emerging markets. For example, the standards for Brazilian industrial companies are similar to those currently in place throughout Europe. The local authorities conduct strict examinations of compliance with environmental protection measures and violations are met with high penalties. In order to meet these requirements, an environmental management system based on ISO 14001 was implemented at the Brazilian subsidiary Villares Metals S.A. in Sumaré and is currently undergoing certification. This procedure is being performed together with the European office of Veritas and should be completed in March 2007.

The situation in China is similar to Brazil. In this country BÖHLER-UDDEHOLM is constructing a plant for the production of welding consumables in the Singapore Suzhou Industrial Park near Suzhou. This facility, which will start operations during the second quarter of 2007, is designed as a "zero emissions" plant. The production lines and processes as well as raw materials and supplies were tested in a preparatory phase to identify any potential dangers for employees or the environment. All aggregates are new and include European safety equipment. A sufficiently large waste water neutralization aggregate will recycle 90% of waste water. The remaining waste water will reflect a quality that far exceeds the requirements in China. In order to maintain the high quality of the air in the production halls, the individual aggregates were equipped with directly integrated dust exhaust systems. European standards were also applied in non-production areas, including the sanitary facilities and other rooms used by employees.

At the European locations in Kapfenberg (Austria), Hagfors (Sweden) and Wetzlar (Germany), the melting aggregates fall under the emission trading guidelines issued by the



European Union. Böhler Edelstahl GmbH, Uddeholm Tooling AB and Buderus Edelstahl GmbH were allocated a total of 100,600 tons of CO_2 emission certificates per year. However, the total volume of certificates required was incorrectly estimated by the Austrian and German governments. The specific requirements for the specialty steel industry – in contrast to the "traditional" steel industry – and the strong growth of this sector in recent years were not fully reflected in the calculations. As a result, both Böhler and Buderus were forced to purchase a limited amount of additional emission certificates during the reporting year. The Swedish government did allocate an adequate number of certificates to the steel industry. Recommendations were made during 2006, which lead to expectations of a generally sufficient allocation of certificates for the BÖHLER-UDDEHOLM Group during the second trading period (2008 to 2012).



Economic forecasters predict a slowdown in the pace of worldwide growth during 2007. Reports call for a weakening of momentum, most of all in the USA, but Europe and Japan are also expected to follow this downward trend. However, higher growth rates are projected for China and the other Asian countries as well as the economies in Latin America.

Based on these forecasts and from the current point of view, the BÖHLER-UDDEHOLM Group expects the following developments in its four divisions:

- High Performance Metals – the largest division in the Group – should continue to record strong sales volumes of high-alloy steels, valve steels and special engineering steels in 2007. However, demand for the standard grades of tool steel and high-speed steel is expected to stagnate or decline.
- The Welding Consumables Division should be able to match the record 2006 results in 2007 because of robust demand. Increased sales activities, the new production facility in China and a strict focus on profitable end-user sectors will support this development.
- In the Precision Strip Division, a further improvement in productivity and concentration on highly specialized niche markets lead to expectations of a sound level of profitability in 2007. Customer demand should reflect the same level recorded in 2006.
- The Special Forgings Division expects positive development in its core markets during 2007. A series of measures were implemented during the 2006 Business Year which, combined with good demand, should lead to a modest improvement in sales and earnings in 2007.

In total the BÖHLER-UDDEHOLM Group expects continued solid demand on core markets in 2007, with the exception of North America and here above all in the automotive industry. The aircraft construction, machinery construction, energy technology, oilfield technology, chemical and petrochemical sectors should remain the most important drivers for demand.

Management sees foreign exchange rates as one of the major risk factors for the 2007 Business Year. The current low level of the US-Dollar in comparison to the Euro, Swedish Krone and Brazilian Real is disadvantageous for the Group, even if a further strong devaluation of the US-Dollar is not expected. During 2007 BÖHLER-UDDEHOLM expects a weakening



Uddeholm Tooling AB, Hagfors, Sweden

in alloy prices and, as a result, a lower alloy surcharge. It is also assumed that the cost of energy and personnel will continue to rise, and the Group intends to meet this likely development with a company-wide program to reduce costs and improve productivity.

The accelerated pace of investment by BÖHLER-UDDEHOLM will be reflected in higher depreciation and start-up costs, since a number of new aggregates and production units will be placed in operation during the 2007 Business Year. However, this equipment will also expand the Group's capacity and eliminate existing bottlenecks in key areas of the production process. In summary, the management of BÖHLER-UDDEHOLM AG expects sales and earnings for the 2007 Business Year at least on level with the record figures of 2006.



Buderus Edelstahl GmbH, Wetzlar, Germany





229

Böhler Edelstahl GmbH, Kapfenberg, Austria

PRODUCTS, MARKETS AND CUSTOMERS.

High Performance Metals is the largest division in the BÖHLER-UDDEHOLM Group, with a 69.2% share of total sales. The special steels and special alloys such as nickel-based materials are manufactured by seven companies: Böhler Edelstahl GmbH in Kapfenberg (Austria), Uddeholm Tooling AB in Hagfors (Sweden), Villares Metals S.A. in Sumaré (Brazil), Buderus Edelstahl GmbH in Wetzlar (Germany), Böhler Bleche GmbH in Mürzzuschlag (Austria), Böhler Ybbstal Profil GmbH in Bruckbach (Austria) and Böhler-Uddeholm Specialty Metals, Inc. in South Boston (USA). The division also operates vacuum heat treatment facilities in a number of countries.

The most important segment in this division is tool steel, where BÖHLER-UDDEHOLM is the market leader with a global share of roughly 34% by value. The second largest segment is high-speed steel, where the Group ranks second in the world with approximately 26% market share by value. Other major products include valve steels, special engineering steels, special grades and nickel-based alloys as well as high-alloy sheets, wire and profiles.

The key customers for the High Performance Metals Division in Europe, the Americas and Asia are the automotive and automotive supplier industries, tool and machine tool manufacturers, the energy industry and oil field equipment producers, aircraft and aerospace industries, consumer goods and electronics industries, and medical technology firms as well as the chemical and petrochemical sectors.

A major competitive advantage for BÖHLER-UDDEHOLM is the Group's wholly owned world-wide sales and distribution organization.
It allows for fast and flexible reaction to the



needs of customers on site and provides not only steel and materials but also a wide range of services and technical know-how, which help to strengthen customer loyalty.

BUSINESS OVERVIEW 2006.

Buderus Edelstahl GmbH in the German city of Wetzlar was successfully integrated in the High Performance Metals Division according to schedule during the reporting year. The newly strengthened division recorded excellent development in the areas of high-alloy special steels and special engineering steels during the 2006 Business Year. However, in contrast to the previous year, the demand for tool steel was somewhat reserved but held steady at a good level. In North America, the demand for tool steel fell noticeably after the summer months. The demand for valve steels showed generally satisfactory development, and a strong increase was recorded in sales of alloyed sheets.

The High Performance Metals Division profited in general from a favorable operating environment, which was characterized by well-balanced and robust demand, especially in European markets. Demand in Latin America also remained satisfactory, and moderate

SALES in m€

2004	1,392.6
2005	1,951.8
2006	**2,262.2**

EBIT in m€

2004	154.1
2005	264.6
2006	**278.8**

EMPLOYEES

2004	8,692
2005	9,973
2006	**10,316**



Buderus Edelstahl GmbH, Wetzlar, Germany

growth rates were again recorded in Asia. In Australia the upswing in demand continued and in South Africa the division registered solid demand. Only the markets in the USA and Canada failed to meet expectations.

KEY SEGMENT FIGURES in m€	2006	2005	2004
Total sales	2,262.2	1,961.8	1,392.6
Intra-company sales	164.5	92.4	11.5
External sales	2,097.7	1,869.4	1,381.1
Earnings before interest and tax (EBIT)	278.8	264.6	154.1
Operating assets	1,968.3	1,790.8	1,273.8
Operating liabilities	425.9	353.7	247.7
Capital expenditure	171.7	124.1	60.3
Depreciation	76.0	69.0	59.6
Other non-cash income/expense	10.3	15.7	(3.3)
Employees	10,316	9,973	8,692

These developments allowed the High Performance Metals Division to close the 2006 Business Year with strong growth in sales, earnings and order intake.

CAPITAL EXPENDITURE.

The volume of investments in the High Performance Metals Division rose noticeably during the reporting year. The largest single project was the construction of a new rolling mill at the Brazilian plant in Sumaré for roughly 50 m€. This new aggregate will replace the old rolling mill in Sorocaba. The Sorocaba site will be shutdown in 2007 to permit the concentration of all production activities in Sumaré. The first tests of the new rolling mill were carried out at the end of 2006, and operations are expected to start on schedule in March 2007.



Capital expenditure in Austria focused on two vacuum arc re-melting units, and the eighth electro-slag re-melting unit in Kapfenberg will start operations during the spring of 2007. These investments in the production capacity for high-purity special grades will total approximately 28 m€. In addition, forging capacity at the German plant in Wetzlar was increased by roughly 30,000 tons. This project will cost approximately 12 m€, and is scheduled for completion during the course of 2007. In the reporting year the division also expanded its capacity for vacuum heat treatment in China, Poland, the Czech Republic and Slovakia, and opened new sales offices in Russia, China and the Ukraine.

RESEARCH AND DEVELOPMENT.

Uddeholm Tooling AB developed the new Nimax plastics moulding steel during the reporting year, and will introduce this product to the market in 2007. The steel is characterized by high toughness and particular hardness. At Villares Metals S.A. development work focused on the production of super-duplex wire, which is used by the Welding Consumables Division to produce welding electrodes. Research on nickel-based materials was also intensified in order to meet the strong increase in demand from Brazilian energy technology companies. In 2006, Böhler Edelstahl GmbH prepared for the market introduction of a new powder-metallurgy high-speed steel that will be used in high-performance machining tools.

WELDING CONSUMABLES DIVISION

SEGMENT REPORTS 2006

PRODUCTS, MARKETS AND CUSTOMERS.

Welding is a process that joins metals with each other under heat and with the use of welding consumables. There is virtually no alternative to welding in industrial applications, especially where high standards for safety and working stress are involved. This is generally true for the industrial sectors that are supplied by the Group with welding consumables. The Welding Consumables Division has positioned itself as a universal provider of welding materials for joining, repair and cladding. The most important products include solid wire, filler wire, stick electrodes as well as brazing and soldering materials.

The Welding Consumables Division operates manufacturing facilities in Austria, Germany, Sweden, Belgium, Italy, Turkey, Brazil and Mexico. Avesta Welding AB (Sweden), which was acquired in 2005, was integrated into the division as planned during the 2006 Business Year. The division also runs a network of sales subsidiaries that are responsible for both the marketing of welding consumables and customer care throughout the world. With a 13.4% share of total sales, Welding Consumables is the second largest division in the BÖHLER-UDDEHOLM Group.

SALES in m€

2004	291.6
2005	330.3
2006	**437.8**

EBIT in m€

2004	20.9
2005	20.8
2006	**45.1**

EMPLOYEES

2004	1,507
2005	1,660
2006	**1,704**



The most important customer branches for welding consumables are the petrochemical and chemical industries, power station and plant construction, offshore (crude oil and natural gas exploration), the manufacture of liquid natural gas (LNG) tanks, pipeline construction, automobile manufacture and shipbuilding, the food industry and sugar processing as well as steel and apparatus construction. Medium and high-alloy welding consumables generate approximately two-thirds of division sales. The Group is the market leader for rust, acid and heat-resistant welding materials in many West European and South American countries.


Böhler
WELDING

Böhler Schweisstechnik Austria GmbH, Deuchendorf, Austria

BUSINESS OVERVIEW 2006.

The division recorded a significant improvement in order intake, sales, earnings and profitability over the 2005 Business Year. Demand remained very strong throughout the entire year, above all in Germany, Italy, Austria and England and in most of the other European markets. The sound growth registered in North America was not only a result of high demand but also of the activities by Avesta Welding AB, which was acquired in 2005. The Welding Consumables Division benefited from the dynamic momentum of the emerging economies in Asia, especially in India, South Korea, China, and the United Arab Emirates. In South America demand remained at the high level of the previous year.

The most important drivers for business growth in 2006 were the petrochemical (refineries), chemical (apparatus construction), LNG tanks (for liquid gas), power plant construction and offshore (oil platforms and drilling rigs) sectors as well as repair welding for the sugar industry and steel plant construction.

In the individual product segments, the largest increases were recorded in sales of medium and high-alloyed welding consumables. Sales of soldering materials also showed good development, while low-alloyed welding electrodes remained stable at a good level. In summary, it should be noted that 2006 was the most successful business year in the history of this division.

KEY SEGMENT FIGURES in m€	2006	2005	2004
Total sales	437.8	330.3	291.6
Intra-company sales	19.5	11.2	11.8
External sales	418.3	319.1	279.8
Earnings before interest and tax (EBIT)	45.1	20.8	20.9
Operating assets	273.6	220.0	187.3
Operating liabilities	69.5	56.1	44.1
Capital expenditure	20.8	8.8	5.6
Depreciation	7.8	8.7	12.2
Other non-cash income/expense	1.2	1.6	(2.5)
Employees	1,704	1,660	1,507

CAPITAL EXPENDITURE.

In 2006, the division constructed a plant in Suzhou (China) at a cost of approximately 13 m€. This facility will start operations during the first half of 2007, and produce filler wire, flux cored wire and stick electrodes (capacity: roughly 7,000 tons per year) for the rapidly growing Chinese market. The division also added equipment to expand the production capacity for welding wire and welding powder at the plant in Hamm (Germany).

The Kapfenberg plant further increased its capacity for filler wire, and at Seneffe (Belgium) projects were completed to expand the capacity for welding powder and improve the yield of welding wire. The division also invested in the continued expansion of its sales organization. As a result, new branches were opened in Russia and China, and sales activities were strengthened in India.

RESEARCH AND DEVELOPMENT.

The division focused its research activities on the development of new welding consumables for power plant and LNG-tank construction as well as applications in the chemical and petrochemical sectors. These branches are growing rapidly and placing more and more complex requirements on welding and joining technology. Product improvements were also made to high-alloyed and corrosion-resistant welding consumables that are used in special applications such as pipeline construction. In addition, new soldering pastes were developed for use in solar technology.


85



Böhler Thyssen Schweisstechnik Deutschland GmbH, Hamm, Germany

PRECISION STRIP DIVISION

SEGMENT REPORTS 2006



Böhler-Uddeholm Precision Strip AB, Munkfors, Sweden

PRODUCTS, MARKETS AND CUSTOMERS.

The division produces its strip products at the following locations: in Austria at Böhler-Uddeholm Precision Strip GmbH & Co KG and Martin Miller GmbH, in Sweden at Böhler-Uddeholm Precision Strip AB and in Germany at Buderus Edelstahl Band GmbH. The integration of Buderus Edelstahl Band GmbH at Wetzlar was completed on schedule during the reporting year. As of 1 October 2006, BÖHLER-UDDEHOLM acquired the US strip steel specialist Helmold, which is headquartered in Chicago. This company is specialized in the production of steel rules and the manufacture of tools for the construction of punching forms. The Helmold acquisition will give the BÖHLER-UDDEHOLM Group a leading market position in this niche segment in North America and also make it possible to optimize service for customers.

The division's product line comprises four major areas of application:

- Strip steels for the production of saws to cut wood, stone, plastics, metals and foodstuffs;
- Strip steels (rule die steel, cutting and creasing rules) to punch cardboard, paper, plastics, leather and textiles;
- Strip steels (hot and cold rolled strip steel) for the automobile industry (rule dies) as well as the production of ball bearings and special strip steel for the manufacture of watches;
- Special cold rolled strip steel in very thin widths for valves, razor blades, scalpels, needles, weave reed, crepping coater blades and printing coater blades.

BÖHLER-UDDEHOLM is the worldwide leader or largest continental player in nearly all these segments. The most important export markets for these niche products are the European countries (approximately 80% of division sales) as well as the Americas and Asia. In the larger markets, customers are supplied by Group sales companies. In other countries, the best way to reach the market is through local trading partners who exclusively sell BÖHLER-UDDEHOLM strip products. The division's strengths are based on individualized customer care and local support through user-specific expertise.

SALES in m€

2004	163.6
2005	244.9
2006	**325.7**

EBIT in m€

2004	32.2
2005	37.1
2006	**50.6**

EMPLOYEES

2004	1,002
2005	1,250
2006	**1,284**

BUSINESS OVERVIEW 2006.

The development of business during the reporting year was influenced above all by sound demand for strip steel by the saw industry. Sales of cutting and creasing rules, which are used primarily by the packaging industry, also reached a good level. However, a slight decline was recorded in sales of rule die steel to the shoe and textile sectors. This situation resulted from the increasing relocation of companies in these branches to China, where production is frequently still manual with quality standards substantially below those of European producers.

Sales of special cold rolled steels for the production of valves, razor blades and scalpels as well as watches and safety fasteners for automobile seatbelts followed a clear upward trend during the reporting year. The solid demand



for hot rolled steel allowed the division to pass on higher raw material prices to the market. All production facilities in the division operated at full capacity and the 2006 Business Year closed with a noticeable improvement in sales and earnings. As in prior years, the Precision Strip Division was the most profitable segment in the BÖHLER-UDDEHOLM Group – despite the negative effect of the unfavorable Euro exchange rate to the US-Dollar and Swedish Krone.

KEY SEGMENT FIGURES in m€	2006	2005	2004
Total sales	325.7	244.9	163.6
Intra-company sales	12.8	0.0	0.0
External sales	312.9	244.9	163.6
Earnings before interest and tax (EBIT)	50.6	37.1	32.2
Operating assets	197.9	186.3	125.3
Operating liabilities	44.0	32.2	28.2
Capital expenditure	8.9	8.0	6.0
Depreciation	9.7	8.3	6.8
Other non-cash income/expense	1.1	(1.7)	0.6
Employees	1,284	1,250	1,002

CAPITAL EXPENDITURE.

Hot rolled strip steel, which is produced at the plant in Wetzlar, represents the starting material for all products made by the Precision Strip Division. For this reason, capital expenditure concentrated primarily on this area during both 2005 and 2006. Approximately 14 m€ was spent on the expansion of capacity and modernization of equipment. In addition, investments were made to improve productivity at all other locations in the division.

RESEARCH AND DEVELOPMENT.

The research projects carried out during 2006, above all at the Austrian plants, were designed to establish new strip products more quickly on the market. This focus is illustrated by the introduction of powder-metallurgy printing coater blades for use in paper production. These blades have a significantly longer useful life than ordinary products, and were launched within a brief period of time. In addition, development work on rust-free strip steels was increased in Germany. These grades are processed further by the division's plants in Sweden and then sold to manufacturers of razor blades and scalpels.

PRODUCTS, MARKETS AND CUSTOMERS.

The products of the Special Forgings Division are manufactured by Böhler Schmiedetechnik GmbH & Co KG in Kapfenberg (Austria) and Buderus Edelstahl Schmiedetechnik GmbH in Wetzlar (Germany). The aircraft and jet engine industries represent the most important single market. Other key customers are the producers of steam and gas turbines, utility vehicle manufacturers and selected niche segments in the machinery and plant construction sector. The division sells its forged products throughout the world, but records slightly more than one-half of its sales in Europe. Other key markets are found in North America and Asia. The aggregates used by the division produce technically demanding forged products in small batches to meet specific customer requirements and in accordance with a comprehensive ISO 9001-certified quality control system.

SALES in m€

2004	87.2
2005	150.1
2006	**245.7**

EBIT in m€

2004	3.8
2005	7.1
2006	**11.4**

EMPLOYEES

2004	348
2005	664
2006	**728**



BUSINESS OVERVIEW 2006.

The division's operating environment remained generally robust in all key markets throughout 2006, whereby the primary drivers for the development of business were the aircraft construction, power generation and utility vehicle sectors. All production facilities operated at full capacity during the entire year. The 2006 Business Year closed with substantial growth in sales, earnings and order intake for the Special Forgings Division. However, the earnings margin was negatively affected by a sharp rise in raw material prices and the unfavorable exchange rate between the Euro and the US-Dollar. This division generates roughly 40% of its sales in US-Dollar regions. The development of business in the individual segments of the division is described below:

AIRCRAFT CONSTRUCTION.

Aircraft manufacturers are the most important customer segment for the Special Forgings Division, and are responsible of roughly 40% of division sales. The major customers in this sector are Boeing, Airbus (EADS), Embraer and their component suppliers, as well as the jet engine manufacturers General Electric, Volvo Aero, Snecma, MTU and Rolls-Royce. BÖHLER-UDDEHOLM supplies these companies with structural components, forged disks made of titanium and nickel-based alloys and special aircraft steels. In 2006, the division profited above all from a significant rise in the volume of aircraft produced, which covered nearly all types of airplanes. The delays in the delivery of the A380 did not have a significant impact on division sales for the reporting year. It should also be noted that the positive business climate provided a greater stimulus for sales of forged components for helicopters, business jets and regional jets than in prior years. However, the division was able to pass on higher raw material prices to customers only to a limited extent.

TURBINE CONSTRUCTION.

Precision forged blades for steam turbines and stationary gas turbines are the main products in this segment. The most important customers are Siemens, Alstom, General Electric, Toshiba, Mitsubishi and Ansaldo. The sales of steam turbine blades rose by a substantial amount over the previous year, chiefly as a result of stronger demand for new power plants in Europe and China. An increase in the demand for gas turbine blades was noted during the

Böhler Schmiedetechnik GmbH & Co KG,
Kapfenberg, Austria


BÖHLER
SCHMIEDETECHNIK
HASENCLEVER


Ausschuß

Buderus Edelstahl Schmiedetechnik GmbH, Wetzlar, Germany

second half of 2006, and was based primarily on higher demand for replacement parts in Europe and Asia.

UTILITY VEHICLES.

In this segment the division produces closed die forgings for the engine and axle components of utility vehicles, whereby the most important customers are DaimlerChrysler, MAN, Scania and RVI (Renault). A favorable business climate supported the sound development of business during 2006. However, the increasing consolidation of utility vehicle producers has led to steady pressure on prices in this area.

OTHER SPECIAL FORGINGS.

The most important products in this segment are marine diesel valves and cutting rings for tunnel drilling machinery. The demand for freighters and oil tankers slowed as expected during the reporting year, and triggered a decline in the demand for marine motors and valves. In contrast, demand remained stable at a good level for special forgings that are used in the construction of agricultural machinery as well as equipment for crude oil exploration and tunnel drilling.

CAPITAL EXPENDITURE.

The assembly of a second screw press at the plant in Kapfenberg was completed during the reporting year. The new aggregate will have an impact force of 35,500 tons and will start operations during the second quarter of 2007. This largest screw press in the world will allow





the division to increase the production volume of forged components for the aircraft industry and also significantly expand its product line. Capital expenditure for the screw press and required infrastructure will total approximately 27 m€. The division also invested in a trimming press and new manipulators for the plant in Wetzlar in order to automate a forging line. Further investments were also made at both plants, which are principally directed towards relieving capacity bottlenecks.

KEY SEGMENT FIGURES in m€	2006	2005	2004
Total sales	245.7	150.1	87.2
Intra-company sales	8.9	3.7	2.5
External sales	236.8	146.4	84.7
Earnings before interest and tax (EBIT)	11.4	7.1	3.8
Operating assets	215.1	175.7	78.9
Operating liabilities	45.2	36.1	13.1
Capital expenditure	18.9	14.9	3.1
Depreciation	4.9	3.6	2.8
Other non-cash income/expense	0.4	0.1	0.3
Employees	728	664	348

RESEARCH AND DEVELOPMENT.

One focal point of research activities for the reporting year was the development of forming processes for aviation materials, in particular titanium and nickel-based alloys. The planned start-up of the second screw press in 2007 led to the acceleration of specific development projects that deal with new forging technologies. The goal is to shorten the forging process without impairing the high micro-structural composition of the forged components. In addition, the division also developed computer simulation programs to calculate the tension of forged components. This will allow customers to optimize the milling of forged components, even for complex structures.



Böhler-Uddeholm Precision Strip AB,
Munkfors, Sweden

CONSOLIDATED FINANCIAL STATEMENTS 2006
BÖHLER-UDDEHOLM GROUP ACC. TO IFRS


423
425
426
436
4502722
425

	ASSETS		31/12/2006 in k€	31/12/2005 in k€
	A.	**Non-current assets**		
(1)	I.	Tangible assets	865,881.4	751,900.1
	II.	Goodwill	42,762.4	41,061.9
	III.	Other intangible assets	14,476.3	15,573.2
	IV.	Investments in associates	114.5	114.5
	V.	Other financial assets	30,167.6	30,867.8
(2)	VI.	Future tax benefits	61,927.7	69,079.8
			1,015,329.9	**908,597.3**
	B.	**Current assets**		
(3)	I.	Inventories	1,043,443.5	973,002.0
(4)	II.	Accounts receivable from trade	598,469.9	538,398.4
(5)	III.	Accounts receivable from affiliated enterprises	1,126.0	970.5
	IV.	Income tax receivables	1,516.8	3,578.4
(6)	V.	Other receivables	78,092.1	53,242.0
	VI.	Other securities	573.7	3,257.9
	VII.	Cash and cash equivalents	117,981.7	110,783.4
	VIII.	Prepaid expenses	13,634.5	13,007.9
			1,854,838.2	**1,696,240.5**
	Total assets		**2,870,168.1**	**2,604,837.8**

	LIABILITIES		31/12/2006 in k€	31/12/2005 in k€
	A.	**Shareholders' equity**		
(7)	I.	Share capital	102,000.0	92,692.5
(8)	II.	Capital reserves	423,599.6	432,907.1
(9)	III.	Revenue reserves	585,662.9	475,664.2
	IV.	Minority interest	9,728.6	8,728.0
	V.	Retained earnings	106,157.6	95,876.9
			1,227,148.7	**1,105,868.7**
	B.	**Non-current liabilities**		
(10)	I.	Interest-bearing debt	405,464.0	359,180.8
(2)	II.	Deferred tax	50,249.3	64,151.1
(11)	III.	Severance and pension provision	277,902.0	278,533.6
	IV.	Other long-term provisions	56,888.2	53,924.6
	V.	Other long-term liabilities	8,530.8	8,621.2
			799,034.3	**764,411.3**
	C.	**Current liabilities**		
(12)	I.	Accounts payable from trade	326,173.5	266,317.9
	II.	Payments on account	2,711.7	1,555.8
(13)	III.	Short-term borrowings	161,363.9	113,103.0
(14)	IV.	Current portion of interest-bearing debt	60,576.7	94,174.9
(15)	V.	Short-term provisions	145,050.9	133,691.5
	VI.	Income tax liabilities	40,199.2	28,146.1
(16)	VII.	Other short-term liabilities	103,472.1	93,463.6
	VIII.	Prepaid income	4,437.1	4,105.0
			843,985.1	**734,557.8**
	Total liabilities and shareholders' equity		**2,870,168.1**	**2,604,837.8**

CONSOLIDATED INCOME STATEMENT 2006

			2006 in k€	2005 in k€
(17)	1.	**Net sales**	**3,090,206.8**	**2,607,074.9**
	2.	Cost of sales	(2,197,085.6)	(1,815,441.6)
	3.	**Gross result**	**893,121.2**	**791,633.3**
(19)	4.	Other income	68,686.2	54,190.4
	5.	Selling expense	(375,961.2)	(337,303.7)
	6.	Adminstrative expense	(147,859.1)	(140,168.7)
	7.	Impairment of goodwill	(1.5)	(443.1)
(20)	8.	Other expense	(62,008.7)	(53,943.5)
	9.	**Earnings before interest and tax (EBIT)**	**375,976.9**	**313,964.7**
	10.	Income/expense from shares and associated enterprises	0.0	0.0
	11.	Income/expense from securities	3,451.4	1,511.7
(21)	12.	Interest expense (net)	(34,845.5)	(28,113.9)
(22)	13.	Other financial result	872.8	(1,006.6)
	14.	**Financial result**	**(30,521.3)**	**(27,608.8)**
	15.	**Earnings before tax (EBT)**	**345,455.6**	**286,355.9**
(23)	16.	Income taxes	(97,357.1)	(78,230.8)
	17.	**Net income**	**248,098.5**	**208,125.1**
		thereof attributable to equity holders of the parent	245,661.8	206,243.3
		thereof attributable to minority interest	2,436.7	1,881.8
(32)		Basic earnings per share (in €)	4.82	4.36
(32)		Diluted earnings per share (in €)	4.82	4.29
(32)		Average number of shares outstanding – basic	51,000,000	47,325,168
(32)		Average number of shares outstanding – diluted	51,000,000	48,083,332

CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED FINANCIAL STATEMENTS 2006

in k€	Share capital	Capital reserves	Treasury shares	Revenue reserves
As at 1/1/2005	**79,970.0**	**264,596.6**	**(27,023.2)**	**379,225.1**
Dividend 2004	0.0	0.0	0.0	0.0
Capital increase	12,722.5	155,824.3	0.0	0.0
Net income	0.0	0.0	0.0	110,470.4
Share buyback 2005	0.0	0.0	(1,518.4)	0.0
Sale of treasury stock 2005	0.0	12,486.2	28,541.6	0.0
Other changes	0.0	0.0	0.0	(537.3)
As at 31/12/2005	**92,692.5**	**432,907.1**	**0.0**	**489,158.2**
Dividend 2005	0.0	0.0	0.0	0.0
Capital increase by internal funds	9,307.5	(9,307.5)	0.0	0.0
Net income	0.0	0.0	0.0	139,756.1
Other changes	0.0	0.0	0.0	(4,379.2)
As at 31/12/2006	**102,000.0**	**423,599.6**	**0.0**	**624,535.1**

CONSOLIDATED CHART OF PROVISIONS AS AT 31 DECEMBER 2006

CONSOLIDATED FINANCIAL STATEMENTS 2006

in k€	As at 1/1/2006	Foreign exchange differences	Changes in group structure	Used
Provision for deferred taxes	64,151.1	2.9	0.0	4,095.0
Severance and pension provisions	278,533.6	731.2	0.0	8,327.6
Provision for long service awards	16,861.5	(2.2)	0.0	517.9
Other long-term provisions	37,063.1	(185.7)	0.0	2,723.8
Other short-term provisions	133,691.5	(800.6)	43.4	69,672.1
Total	**530,300.8**	**(254.4)**	**43.4**	**85,336.4**

Actuarial results from long-term employee benefits	Translation reserves	Retained earnings	Minority interest	Total
0.0	**(50,612.9)**	**46,515.6**	**6,717.5**	**699,388.7**
0.0	0.0	(46,411.6)	(773.1)	(47,184.7)
0.0	0.0	0.0	0.0	168,546.8
0.0	0.0	95,772.9	1,881.8	208,125.1
0.0	0.0	0.0	0.0	(1,518.4)
0.0	0.0	0.0	0.0	41,027.8
(26,713.1)	63,832.0	0.0	901.8	37,483.4
(26,713.1)	**13,219.1**	**95,876.9**	**8,728.0**	**1,105,868.7**
0.0	0.0	(95,625.0)	(1,684.6)	(97,309.6)
0.0	0.0	0.0	0.0	0.0
0.0	0.0	105,905.7	2,436.7	248,098.5
(2,244.8)	(23,133.4)	0.0	248.5	(29,508.9)
(28,957.9)	**(9,914.3)**	**106,157.6**	**9,728.6**	**1,227,148.7**

Released	Allocated	Transfers	As at 3 /12/2005
12,201.7	2,461.6	(69.6)	50,249.3
14,383.6	20,560.5	787.9	277,902.0
210.5	1,213.3	53.4	17,397.6
2,252.8	8,056.3	(466.5)	39,490.6
26,805.2	107,661.1	932.8	145,050.9
55,853.8	**139,952.8**	**1,238.0**	**530,090.4**

		2006 in k€	2005 in k€
	Earnings before tax	**345,455.6**	**286,355.9**
-	Income taxes	(97,357.1)	(78,230.9)
+ (-)	Depreciation (appreciation) of fixed assets	97,358.3	92,328.2
- (+)	Increase (reduction) in deferred tax assets	6,362.8	(4,605.1)
+ (-)	Increase (reduction) in long-term provisions	(14,551.6)	17,466.5
+ (-)	Translation difference from foreign currency items	0.0[1]	(3,010.2)
- (+)	Income (expense) from disposal of fixed assets	(6,651.4)	2,574.3
=	**Cash flow before capital changes**	**330,616.6**	**312,878.7**
- (+)	Increase (reduction) in inventories, payments on account and prepaid expenses	(84,723.2)	(178,717.7)
+ (-)	Increase (reduction) in payments on accounts received and prepaid income	2,552.2	(2,551.4)
- (+)	Increase (reduction) in external accounts receivable	(67,060.3)	(44,343.2)
- (+)	Increase (reduction) in accounts receivable from affiliated companies (from trade receivables and other assets) and other receivables	(23,180.6)	(15,652.1)
+ (-)	Increase (reduction) in external accounts payable	58,173.7	24,468.4
+ (-)	Increase (reduction) in accounts payable from affiliated companies (from trade creditors and other liabilities) and other short-term liabilities	21,654.5	10,533.9
+ (-)	Increase (reduction) in short-term provisions	12,431.5	10,901.6
- (+)	Change in adjustment item for intercompany matching	12.5	(31.6)
+ (-)	Translation difference from foreign currency items	(2,573.5)[1]	(42,109.1)
=	**Cash flow from operating activities**	**247,903.4**	**75,377.5**
-	Investment in fixed assets	(223,655.9)	(162,694.4)
+ (-)	Proceeds (losses) from disposal of fixed assets	6,651.4	(2,574.3)
+	Book value of assets disposed	8,120.4	12,945.1
+ (-)	Changes resulting from group consolidation and book transfers	3,463.4	8,927.3
+ (-)	Translation difference from foreign currency items	0.0[1]	(23,144.7)
+ (-)	Cash flow from acquisitions net of cash acquired	(4,561.9)	(141,445.1)
=	**Cash flow from investing activities**	**(209,982.6)**	**(307,986.1)**

[1] Effects from the translation of balance sheet positions (except cash and cash equivalents) in foreign currency are included in the cash flow from operating activities as per Business Year 2006.

		2006 in k€	2005 in k€
+ (–)	Increase (reduction) in loans, ERP credits, other long-term liabilities and liabilities to banks	63,854.0	19,995.2
+ (–)	Increase (reduction) in bill liabilities	3,423.8	(296.0)
+ (–)	Increase (reduction) in payables from affiliated companies (from financing and clearing) and other long-term liabilities	1,343.0	(2,345.8)
– (+)	Increase (reduction) in receivables from affiliated companies (from financing and clearing)	(2.6)	3,536.2
+ (–)	Translation difference from debt denominated in foreign currency	0.0[1]	5,475.0
–	Dividends paid to shareholders of BÖHLER-UDDEHOLM AG	(95,625.0)	(46,411.6)
–	Dividends paid to minority shareholders	(1,684.6)	(262.1)
+	Capital increase	0.0	175,000.0
+ (–)	Translation difference from foreign currency items	0.0[1]	63,832.0
+ (–)	Other non-cash changes in equity	(4,144.7)	33,002.1
=	**Cash flow from financing activities**	**(32,836.1)**	**251,525.0**
+ (–)	Cash flow from operating activities	247,903.4	75,377.5
+ (–)	Cash flow from investing activities	(209,982.6)	(307,986.1)
=	**Free cash flow**	**37,920.8**	**(232,608.6)**
+ (–)	Cash flow from financing activities	(32,836.1)	251,525.0
=	**Change in cash and cash equivalents**	**5,084.7**	**18,916.4**
+	Cash and cash equivalents at start of year	114,041.3	90,458.0
+ (–)	Translation difference from foreign currency items	(570.6)	4,666.9
=	**Cash and cash equivalents at end of year**	**118,555.4**	**114,041.3**
	Cash and cash equivalents		
	Cash, checks and bank accounts	117,981.7	110,783.4
	Current financial assets	573.7	3,257.9
		118,555.4	**114,041.3**

[1] Effects from the translation of balance sheet positions (except cash and cash equivalents) in foreign currency are included in the cash flow from operating activities as per Business Year 2006.

	Acquisition and production costs						
in k€	As at 1/1/2005	Foreign exchange differences	Changes in group structure	Acquisition	Disposals	Transfers	As at 31/12/2005
I. Property, plant and equipment							
1. Property and buildings							
Value of land	70,312.7	1,681.0	7,894.1	10,897.6	231.2	(4,685.7)	85,868.5
Value of buildings	348,426.8	7,825.1	31,049.8	5,957.9	2,440.6	11,855.9	402,674.9
	418,739.5	9,506.1	38,943.9	16,855.5	2,671.8	7,170.2	488,543.4
2. Technical equipment and machinery	894,602.2	24,598.4	303,516.1	23,801.7	14,965.6	32,445.6	1,263,998.4
3. Other plants, work, and office equipment	200,408.0	3,842.8	25,738.2	12,341.6	14,088.8	5,909.2	234,151.0
4. Payments on account and plant under construction	32,398.4	3,555.9	1,203.2	92,820.6	762.4	(44,308.6)	84,907.1
	1,546,148.1	**41,503.2**	**369,401.4**	**145,819.4**	**32,488.6**	**1,216.4**	**2,071,599.9**
II. Intangible assets							
1. Concessions, patents, similar rights and licences	52,063.2	617.6	11,691.2	2,369.1	1,944.6	1,447.2	66,243.7
2. Development costs	310.9	0.0	0.0	0.0	0.0	0.0	310.9
3. Emission rights	0.0	0.0	1,059.0	0.0	1,059.0	0.0	0.0
4. Goodwill	89,807.3	231.8	504.5	8,811.5	13,007.2	0.0	86,347.9
5. Payments on account	213.7	0.0	0.0	50.4	0.0	(18.8)	245.3
	142,395.1	**849.4**	**13,254.7**	**11,231.0**	**16,010.8**	**1,428.4**	**153,147.8**
III. Investments in associates	**114.5**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**114.5**
IV. Other financial assets							
1. Shares in affiliated companies	4,624.3	11.4	1,428.0	3,005.0	0.0	(793.7)	8,275.0
2. Shares	2,828.5	4.5	0.0	766.5	45.2	0.0	3,554.3
3. Securities	26,070.4	22.5	30.2	1,812.7	5,424.3	0.0	22,511.5
4. Loans	5,571.5	91.4	0.0	59.8	803.6	15.3	4,934.4
	39,094.7	**129.8**	**1,458.2**	**5,644.0**	**6,273.1**	**(778.4)**	**39,275.2**
	1,727,752.4	**42,482.4**	**384,114.3**	**162,694.4**	**54,772.5**	**1,866.4**	**2,264,137.4**

Depreciation									Net value	
As at 1/1/2005	Foreign exchange differences	Changes in group structure	Acquisition	Impair-ments	Disposals	Transfers	Reversal of impairment losses	As at 31/12/2005	As at 31/12/2005	As at 31/12/2004
15,676.1	(13.2)	877.0	1,126.0	0.0	1.6	(1,428.7)	0.0	16,235.6	69,632.9	54,636.6
185,493.7	1,689.5	21,497.1	10,271.7	0.0	1,210.9	4,366.8	0.0	222,107.9	180,567.0	162,933.1
201,169.8	1,676.3	22,374.1	11,397.7	0.0	1,212.5	2,938.1	0.0	238,343.5	250,199.9	217,569.7
625,629.6	14,878.4	218,981.2	58,322.3	100.0	13,617.3	1,032.1	436.0	904,890.3	359,108.1	268,972.6
156,517.1	2,174.3	15,506.7	15,295.9	0.0	12,672.9	(355.1)	0.0	176,466.0	57,685.0	43,890.9
0.0	0.0	0.0	0.6	0.0	0.0	(0.6)	0.0	0.0	84,907.1	32,398.4
983,316.5	**18,729.0**	**256,862.0**	**85,016.5**	**100.0**	**27,502.7**	**3,614.5**	**436.0**	**1,319,699.8**	**751,900.1**	**562,831.6**
43,050.0	293.0	2,569.7	5,281.2	0.0	452.9	(6.1)	0.0	50,734.9	15,508.8	9,013.2
201.6	0.0	0.0	94.3	0.0	0.0	0.0	0.0	295.9	15.0	109.3
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
57,481.3	216.6	152.0	0.0	443.1	13,007.2	0.0	0.0	45,285.8	41,062.1	32,326.0
195.8	(1.6)	0.0	1.9	0.0	0.0	0.0	0.0	196.1	49.2	17.9
100,928.7	**508.0**	**2,721.7**	**5,377.4**	**443.1**	**13,460.1**	**(6.1)**	**0.0**	**96,512.7**	**56,635.1**	**41,466.4**
0.0	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**114.5**	**114.5**
2,792.1	6.7	0.0	1,500.0	0.0	0.0	0.0	0.0	4,298.8	3,976.2	1,832.2
119.1	(0.7)	0.0	0.0	547.1	45.0	0.0	0.0	620.5	2,933.8	2,709.4
2,707.9	18.6	0.0	0.0	0.0	605.7	0.0	545.6	1,575.2	20,936.3	23,362.5
1,725.0	76.1	0.0	325.7	0.0	213.9	0.0	0.0	1,912.9	3,021.5	3,846.5
7,344.1	**100.7**	**0.0**	**1,825.7**	**547.1**	**864.6**	**0.0**	**545.6**	**8,407.4**	**30,867.8**	**31,750.6**
1,091,589.3	**19,337.7**	**259,583.7**	**92,219.6**	**1,090.2**	**41,827.4**	**3,608.4**	**981.6**	**1,424,619.9**	**839,517.5**	**636,163.1**

	Acquisition and production costs						
in k€	As at 1/1/2006	Foreign exchange differences	Changes in group structure	Acquisition	Disposals	Transfers	As at 31/12/2006
I. Property, plant and equipment							
1. Property and buildings							
Value of land	85,868.5	(794.6)	565.4	1,719.0	1,082.0	997.7	87,274.0
Value of buildings	402,674.9	(2,078.4)	1,129.9	25,207.5	10,341.8	9,923.4	426,515.5
	488,543.4	(2,873.0)	1,695.3	26,926.5	11,423.8	10,921.1	513,789.5
2. Technical equipment and machinery	1,263,998.4	(693.0)	1,506.6	48,201.8	22,474.8	32,870.7	1,323,409.7
3. Other plants, work, and office equipment	234,151.0	(306.4)	29.0	16,215.9	9,114.4	5,589.6	246,564.7
4. Payments on account and plant under construction	84,907.1	(1,932.7)	0.0	124,235.0	371.3	(56,909.0)	149,929.1
	2,071,599.9	**(5,805.1)**	**3,230.9**	**215,579.2**	**43,384.3**	**(7,527.6)**	**2,233,693.0**
II. Intangible assets							
1. Concessions, patents, similar rights and licences	66,243.7	(123.4)	0.0	4,300.6	713.7	45.1	69,752.3
2. Development costs	310.9	4.9	0.0	320.2	0.0	0.0	636.0
3. Goodwill	86,347.9	(226.5)	968.0	865.0	300.0	0.0	87,654.4
4. Payments on account	245.3	(5.2)	0.0	441.5	0.0	(220.5)	461.1
	153,147.8	**(350.2)**	**968.0**	**5,927.3**	**1,013.7**	**(175.4)**	**158,503.8**
III. Investments in associates	**114.5**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**114.5**
IV. Other financial assets							
1. Shares in affiliated companies	8,275.0	(3.6)	0.0	1,989.0	19.2	(1,262.9)	8,978.3
2. Shares	3,554.3	(3.5)	0.0	6.8	260.5	0.0	3,297.1
3. Securities	22,511.5	(2.0)	0.0	127.0	1,081.2	0.0	21,555.3
4. Loans	4,934.4	(43.1)	0.0	26.6	443.7	0.0	4,474.2
	39,275.2	**(52.2)**	**0.0**	**2,149.4**	**1,804.6**	**(1,262.9)**	**38,304.9**
	2,264,137.4	**(6,207.5)**	**4,198.9**	**223,655.9**	**46,202.6**	**(8,965.9)**	**2,430,616.2**

Depreciation									Net value	
As at 1/1/2006	Foreign exchange differences	Changes in group structure	Acquisition	Impair-ments	Disposals	Transfers	Reversal of impairment losses	As at 31/12/2006	As at 31/12/2006	As at 31/12/2005
16,235.6	32.3	0.0	1,182.7	0.0	0.0	(4.5)	453.6	16,992.5	70,281.5	69,632.9
222,107.9	(211.6)	0.0	11,523.4	0.0	8,687.0	806.4	2,532.0	223,007.1	203,508.4	180,567.0
238,343.5	(179.3)	0.0	12,706.1	0.0	8,687.0	801.9	2,985.6	239,999.6	273,789.9	250,199.9
904,890.3	(659.9)	80.6	65,576.6	107.6	20,139.3	(6,170.2)	100.0	943,585.7	379,824.0	359,108.1
176,466.0	(185.4)	0.0	15,777.8	0.0	8,129.1	377.0	93.1	184,213.2	62,351.5	57,685.0
0.0	1.0	0.0	12.1	0.0	0.0	0.0	0.0	13.1	149,916.0	84,907.1
1,319,699.8	**(1,023.6)**	**80.6**	**94,072.6**	**107.6**	**36,955.4**	**(4,991.3)**	**3,178.7**	**1,367,811.6**	**865,881.4**	**751,900.1**
50,734.9	(82.9)	0.0	6,468.1	0.0	704.2	(511.2)	34.2	55,870.5	13,881.8	15,508.8
295.9	0.0	0.0	15.0	0.0	0.0	0.0	0.0	310.9	325.1	15.0
45,285.8	(95.3)	0.0	1.5	0.0	300.0	0.0	0.0	44,892.0	42,762.4	41,062.1
196.1	(6.3)	0.0	1.9	0.0	0.0	0.0	0.0	191.7	269.4	49.2
96,512.7	**(184.5)**	**0.0**	**6,486.5**	**0.0**	**1,004.2**	**(511.2)**	**34.2**	**101,265.1**	**57,238.7**	**56,635.1**
0.0	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**114.5**	**114.5**
4,298.8	(2.6)	0.0	0.0	0.0	0.0	0.0	0.0	4,296.2	4,682.1	3,976.2
620.5	(4.0)	0.0	0.0	33.7	15.4	0.0	0.0	634.8	2,662.3	2,933.8
1,575.2	(1.6)	0.0	5.7	0.0	36.8	0.0	137.1	1,405.4	20,149.9	20,936.3
1,912.9	(43.8)	0.0	8.0	0.0	70.4	0.0	5.8	1,800.9	2,673.3	3,021.5
8,407.4	**(52.0)**	**0.0**	**13.7**	**33.7**	**122.6**	**0.0**	**142.9**	**8,137.3**	**30,167.6**	**30,867.8**
1,424,619.9	**(1,260.1)**	**80.6**	**100,572.8**	**141.3**	**38,082.2**	**(5,502.5)**	**3,355.8**	**1,477,214.0**	**953,402.2**	**839,517.5**

PRIMARY SEGMENT AS AT 31 DECEMBER 2006

Division	High Performance Metals		Welding Consumables		Precision Strip	
in k€	2005	2006	2005	2006	2005	2006
Total sales	1,961,846.6	2,262,158.3	330,313.5	437,762.0	244,859.6	325,679.1
Intra-company sales	92,394.7	164,457.1	11,241.3	19,484.9	0.0	12,763.3
External sales	1,869,451.9	2,097,701.2	319,072.2	418,277.1	244,859.6	312,915.8
EBIT	264,596.3	278,778.6	20,827.2	45,122.6	37,119.3	50,633.2
Operating assets	1,790,767.3	1,968,283.9	219,973.4	273,620.2	186,256.7	197,939.0
Operating liabilities	353,741.8	425,851.4	56,127.5	69,525.1	32,207.5	43,982.7
Shares in affiliated companies	0.0	0.0	0.0	0.0	0.0	0.0
Income/expense of affiliated companies	0.0	0.0	0.0	0.0	0.0	0.0
Capex	124,051.6	171,694.6	8,845.8	20,787.1	7,999.6	8,896.2
Depreciation	68,979.9	76,007.9	8,692.7	7,796.1	8,264.5	9,720.7
Other non-cash income/expense	15,732.9	10,305.0	1,639.8	1,178.7	(1,720.3)	1,078.6
Employees	9,973	10,316	1,660	1,704	1,250	1,284

SECONDARY SEGMENT AS AT 31 DECEMBER 2006

Region	Austria		European Union		Rest of Europe		N/S America	
in k€	2005	2006	2005	2006	2005	2006	2005	2006
External sales	134,774.1	148,487.6	1,370,038.8	1,710,173.7	109,320.5	140,680.6	599,247.6	617,863.9
Operating assets	798,232.2	911,401.3	1,046,229.0	1,151,551.3	28,759.3	32,965.9	397,152.5	457,878.3
Operating liabilities	159,559.8	185,689.4	277,780.5	327,267.2	8,138.2	10,622.3	131,712.7	155,677.3
Capex	44,863.7	75,847.5	60,930.7	61,474.0	1,417.9	1,240.2	40,453.1	65,920.2

Special Forgings		Other/Consolidation		Group	
2005	2006	2005	2006	2005	2006
150,053.4	245,745.7	69,244.3	74,134.1	2,756,317.4	3,345,479.2
3,688.4	8,962.4	41,918.1	49,604.7	149,242.5	255,272.4
146,365.0	236,783.3	27,326.2	24,529.4	2,607,074.9	3,090,206.8
7,132.8	11,415.5	(15,710.9)	(9,973.0)	313,964.7	375,976.9
175,734.7	215,107.8	14,423.7	2,659.2	2,387,155.8	2,657,610.1
36,143.3	45,212.8	18,114.3	2,859.4	496,334.4	587,431.4
0.0	0.0	114.5	114.5	114.5	114.5
0.0	0.0	0.0	0.0	0.0	0.0
14,883.1	18,855.3	1,270.3	1,273.3	157,050.4	221,506.5
3,566.9	4,854.1	1,433.0	2,287.7	90,937.0	100,666.5
65.5	427.6	882.8	(12,639.1)	16,600.7	350.8
664	728	288	292	13,835	14,324

Asia		Australia		Africa		Consolidation		Group	
2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
312,407.5	388,393.3	56,153.7	57,885.8	25,132.7	26,721.9	0.0	0.0	2,607,074.9	3,090,206.8
137,624.7	153,114.0	64,472.9	58,562.8	12,493.8	12,121.1	(97,808.6)	(119,984.6)	2,387,155.8	2,657,610.1
30,905.9	39,317.9	12,155.3	7,687.0	2,337.2	2,659.5	(126,255.2)	(141,489.2)	496,334.4	587,431.4
8,234.3	15,910.4	544.6	352.8	606.1	761.4	0.0	0.0	157,050.4	221,506.5

A. GENERAL NOTES

The consolidated financial statements of BÖHLER-UDDEHOLM AG for the 2006 financial year were prepared in accordance with the International Financial Reporting Standards (IFRS) that were issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

Data in the consolidated financial statements are shown in thousand Euros (k€); the figures in the notes are shown in million Euros (m€) unless stated otherwise.

B. CONSOLIDATION PRINCIPLES

1. CONSOLIDATION RANGE

The consolidation range was established in accordance with the principles set forth in IAS 27 (Consolidated and Separate Financial Statements). It comprises 15 domestic and 141 foreign subsidiaries, which are under the de jure and de facto control of BÖHLER-UDDEHOLM AG. The 19 companies not included in the consolidation are not significant, even in total. Their share in the combined sales of all Group companies equals 0.1%.

Helmold LLC, which was founded by BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG, acquired the business activities of J. F. Helmold & Bro., Inc., Elk Grove (USA) through an asset deal as of 1 October 2006. The purchase price for this transaction totaled 5.3 mUSD. The 2006 consolidated financial statements include the sales and earnings recorded by Helmold LLC for the period from 1 October to 31 December 2006.

In accordance with IAS 31 (Interests in Joint Ventures), the proportional method is used to consolidate the joint venture GBT Gedik Böhler Thyssen Kaynak Sanayi ve Ticaret Anonim Sirketi, Istanbul.

In addition, one domestic company is included in the consolidated financial statements "at equity".

A subsidiary is initially consolidated when control over the assets and business transactions is actually transferred to the parent company.

Companies included in the consolidated financial statements are listed in the table of holdings of BÖHLER-UDDEHOLM AG as of 31 December 2006, which is included as part of the notes.

The consolidation range (including BÖHLER-UDDEHOLM AG) developed as follows during the reporting year:

	Full consolidation	Proportional consolidation	At equity
As at 1/1/2006	**156**	**1**	**1**
Acquisitions	1	0	0
Foundations	2	0	0
Other additions	2	0	0
Other disposals	4	0	0
As at 31/12/2006	**157**	**1**	**1**
Thereof foreign companies	141	1	0

The net effect of changes in the consolidation range, including consolidation entries, is as follows:

in m€	2006	2005
Non-current assets	3.9	131.7
Current assets	(3.0)	66.5
	0.9	**198.2**
Equity	(0.2)	(0.1)
Minority interest	0.1	0.1
Provisions	0.0	101.1
Liabilities	1.0	97.1
	0.9	**198.2**
Net sales	5.3	247.3
Earnings before tax	(0.4)	11.6
Employees	69	1,777

2. CONSOLIDATION METHODS

Subsidiaries are consolidated in accordance with IFRS 3 (Business Combinations) based on the purchase method. Under this method the carrying amount of the investment is offset against the proportional share of re-valued equity (purchase accounting).

Any remaining difference is capitalized as goodwill. Up to the end of the 2003 financial year, this goodwill was generally amortized over a period of five years, or at most 15 years. Significant impairments in value that exceed the scope of regular amortization were reflected in extraordinary write-downs.

The major changes to IFRS 3 involve the valuation of goodwill. In contrast to the provisions of IAS 22, goodwill on acquisitions may no longer be amortized on a regular basis. Goodwill that arose before 1 January 2004 was stated at its carrying value as of 31 December 2003, and will be subjected to an annual impairment test. The results of this analysis are compared to the recoverable amount of the asset as of the balance sheet date, which is determined as the greater of fair value and value in use. In the BÖHLER-UDDEHOLM Group, value in use is based on the present value of discounted pre-tax free cash flows in the cash generating unit to which the goodwill is attributed. The cash generating unit is defined as the smallest identifiable group of assets that produce cash flows, which are the individual subsidiaries or the reporting units in the BÖHLER-UDDEHOLM Group. The discount rate used in 2006 equals 8.6% (previous year: 7.2%) and is based on the cost of equity for the Group. Impairment tests carried out during the 2006 financial year led to the recognition of impairment losses totaling 1.5 k€ (previous year: 443.1 k€).

If the proportional share of equity in the acquired company is higher than the applicable book value on the acquisition date, the value of all assets, liabilities and contingent liabilities must be reassessed. If this test still shows negative goodwill, the relevant amount must be recognized immediately as income. No negative goodwill was charged to the income statement in 2006 (previous year: 0.0 m€).

In accordance with IAS 27 (Consolidated and Separate Financial Statements), minority interest in the equity and profit or loss of entities controlled by the parent company is shown as a component of Group equity on the consolidated financial statements. In the financial years prior to 31 December 2004, these figures were shown as a separate item on the balance sheet between equity and provisions. The comparable values from previous financial years were adjusted accordingly.

The same basic principles used to consolidate subsidiaries apply analogously to companies consolidated using the proportional method.

The purchase method is used to consolidate companies at equity. Any resulting positive difference was previously capitalized as goodwill, and amortized over a period of five years up to and including 2003. As of 1 January 2004, this goodwill is recorded under "investments in associates", and subject to an annual impairment test. At present the consolidated financial statements of BÖHLER-UDDEHOLM AG do not include any goodwill from companies consolidated at equity.

All receivables, liabilities, expenses and income arising from transactions between members of the Group are eliminated. Intercompany profits (e.g. in inventories) are also eliminated if they are material.

3. FOREIGN CURRENCY TRANSLATION

In accordance with IAS 21 (The Effects of Changes in Foreign Exchange Rates), the annual financial statements of foreign companies included in the consolidation are translated into Euro using the functional currency method. The relevant national currency is the functional currency for the vast majority of companies since this currency determines the primary economic environment in which these companies operate. All assets and liabilities are therefore translated at the closing rate on the balance sheet date; income and expenses are translated at the average rate for the year.

Translation differences between the closing rate on the balance sheet date and the average rate used for the income statement are charged or credited to equity. Any translation difference resulting from the adjustment of equity versus the initial consolidation is charged or credited to revenue reserves with no effect on the income statement. The resulting decrease in equity for the reporting year totaled 23.1 m€ (previous year: increase of 63.8 m€).

Changes in fixed assets are translated at average rates. Changes in exchange rates over the prior year and differences resulting from the use of average rates to translate current year changes are shown separately as "foreign exchange differences" on the consolidated statement of fixed assets.

Translation differences resulting from the conversion of monetary items denominated in a foreign currency, which arise from exchange rate fluctuations between the date a transaction is recorded and the balance sheet date, are recognized as income or expense of the relevant period. Non-monetary items valued at purchase or production cost are translated at the historical rate. Translation differences on monetary items, such as long-term receivables or loans, that are partly owned by a foreign entity are charged or credited to equity with no effect on the income statement.

The major exchange rates used for foreign currency translation during the year are as follows:

	Closing rate		Average rate	
Currency	31/12/2006	31/12/2005	2006	2005
Brazilian Real	2.813800	2.756697	2.741452	2.970497
British Pound	0.671500	0.685300	0.681774	0.683857
Swedish Krona	9.040400	9.388525	9.251785	9.277471
Swiss Franc	1.606900	1.555101	1.573019	1.548304
Singapore Dollar	2.020200	1.962801	1.996214	2.060399
US-Dollar	1.317000	1.179700	1.254518	1.242610

C. ACCOUNTING AND VALUATION METHODS

Group valuation rules reflect the principle of consistent balance sheet preparation and valuation. Compliance with these uniform valuation principles is verified and confirmed by the auditors of the individual company financial statements. Data from companies consolidated at equity are not adjusted to conform to Group valuation methods.

NON-CURRENT ASSETS

Property, plant and equipment are valued at purchase or production cost and depreciated regularly over their useful life or to the lower recoverable amount. Depreciation is generally calculated according to the straight-line method.

The depreciation rates on fixed assets are as follows:

	in %
Residential property	2.0 – 3.0
Office and plant buildings, other structures	2.0 – 20.0
Machinery and equipment	3.3 – 25.0
Tools, office equipment	5.0 – 25.0
Minor assets	100.0

Impairment losses that exceed ordinary depreciation are reflected according to the requirements of IAS 36 (Impairment of Assets). Whenever an impairment loss is reversed, a corresponding write-up is made. If there is no market value for an asset that was previously written down through an impairment charge, the value in use of this asset or the applicable cash generating unit is used as a basis for determining the recoverable amount. This figure is estimated on the basis of the discounted free cash flows expected in the future.

Leases for tangible assets, which transfer all risks and opportunities of ownership to the lessee (finance leasing), are capitalized at market value or the lower cash value in accordance with IAS 17 (Leases). These assets are depreciated over their useful life or the shorter term of the lease contract. Payment obligations resulting from future lease installments are discounted and carried as liabilities.

Maintenance expenses for the financial year are recorded as costs.

Third party interest expense on tangible assets is not capitalized if production or purchase extends over a longer period of time.

Real estate that meets the requirements of IAS 40 (Investment Property) for classification as a financial investment is carried at acquisition price, whereby buildings are shown after the deduction of ordinary depreciation. If the fair value of these assets differs from the carrying value, the estimated fair value is shown in the notes.

Government grants (investment subsidies) are recorded as a liability and amortized over the useful life of the asset.

Intangible assets are valued at cost and amortized using the straight-line method. Amortization rates range from 6.67% to 33.3%. Research costs may not be capitalized according to IAS 38 (Intangible Assets), and are therefore expensed as incurred. Development costs also generally represent period expenses. These costs may only be capitalized if development activity will lead with sufficient probability to future revenues, which also cover the related costs. Moreover, various criteria detailed under IAS 38.57 must be fulfilled in a cumulative manner with regard to development projects.

Shares in associated companies, which are not of minor importance, are included in the consolidated financial statements at equity based on the latest annual accounts available.

Investments and shares in associated companies, which are not included in the Group financial statements using the full, proportional or equity consolidation methods, are shown under other financial assets at purchase cost less extraordinary write-downs to reflect any impairment.

Interest-bearing loans are stated on the balance sheet at face value, interest-free loans at cash value.

Securities recorded under financial assets, which serve to cover employee benefits, are shown at fair value.

Deferred taxes are calculated, in particular, for temporary differences between the tax and commercial balance sheets of individual companies and for consolidation items. They are computed based on the balance sheet liability method in accordance with IAS 12 (Income Taxes – revised 2000). Future tax benefits on losses carried forward are capitalized to the extent that they will be reversed within a foreseeable period. The calculation of deferred taxes is based on the customary national income tax rate at the time the temporary difference will be reversed.

CURRENT ASSETS

Inventories are valued at purchase or production cost, or the lower recoverable amount as of the balance sheet date. Where assets are comparable, purchase or production cost is determined by the weighted average price method or similar methods. Production cost includes only direct expenses and allocated overheads.

Trade and other receivables are recorded at cost. Recognizable risks are reflected in appropriate valuation adjustments. Significant non-interest or low-interest-bearing receivables are discounted.

The initial recognition of emission rights that were allocated free of charge is based on the market value of the certificates at the time they are granted. Purchased emission rights are capitalized at their acquisition cost. If the value based on the average price method exceeds the market price on the balance sheet date, the certificates are written down to the lower amount.

Marketable securities recorded under cash and cash equivalents are stated at market value (mark-to-market).

NON-CURRENT LIABILITIES

SEVERANCE AND PENSION PROVISIONS

As a result of statutory obligations, employees of Austrian group companies are entitled to receive a one-time severance payment upon redundancy or at retirement. This payment is dependent on the number of years of service and relevant salary/wage at the end of employment. The provisions for severance payments are calculated as of the balance sheet date according to the projected unit credit method based on an interest rate of 5.0% p.a. (previous year: 5.0% p.a.) and future salary increases of 2.7% p.a. (previous year: 2.5% p.a.). The expected retirement age reflects the definitions set forth in the Austrian Pension Act of 2004. The transition rules governing older employees were taken into account. Severance obligations for foreign group companies were calculated and recognized according to comparable methods.

The BÖHLER-UDDEHOLM Group has different pension plans for its employees, which are determined by the legal, economic and tax conditions of the individual countries. In part, pension obligations are financed via external funds or re-insurance. A significant proportion of current pension obligations and entitlements to future pensions is covered by provisions. The obligations of Group companies are determined based on the projected unit credit method in accordance with IAS 19 (Employee Benefits – revised 2000). Beginning with the 2005 financial year, the BÖHLER-UDDEHOLM Group has recorded actuarial gains and losses in accordance with IAS 19.93A, which calls for a credit or charge to equity in the year these items arise and no recognition through profit or loss.

Pension obligations are calculated using the following parameters:

	Interest rate		Return on plan assets		Wage/salary increase		Pension increase	
in %	2006	2005	2006	2005	2006	2005	2006	2005
Austria	5.0	5.0	5.0	5.0	2.7	2.5	1.8	1.8
Germany	5.0	5.0	3.0	5.0	2.7	2.5	1.8	1.8
Sweden	4.5	5.0	n.a.	n.a.	3.0	3.0	2.0	2.0
Great Britain	5.1	4.7	6.3	6.3	2.75	2.75	2.75	2.75
USA	5.5	6.0	7.0	8.0	0.0	0.0	0.0	0.0

a) Austria

At BÖHLER-UDDEHOLM AG and its Austrian subsidiaries, a defined contribution plan entitles employees to receive a pension payment on retirement. In the case of defined benefit plans for management, the pension payment is dependent on the length of service with the company and/or salary at retirement. Other pension commitments provide for an indexed sum as a pension payment, which is dependent on the length of service. Payment obligations are financed through a legally independent pension fund, APK Pensionskasse AG, Vienna to which the vested pension obligations are transferred, or through the creation of provisions.

The defined contribution plan, which has also applied to new commitments to key management since 1 January 1998, provides for ongoing contributions of up to 10% of gross monthly salaries by companies to APK. In addition to the employer's payment, employees are entitled to make additional contributions.

b) Germany

The majority of German subsidiaries have defined benefit plans, which are structured in accordance with local pension laws and established within the framework of company agreements. Payments are based on the applicable years of service in the form of a fixed amount per year. In some companies, this fixed amount is modified according to the employee's income at retirement. Current pensions are subject to regular adjustment audits in accordance with legal regulations for indexing.

Management is generally excluded from pension payments under retirement laws if they have received commitments in accordance with the guidelines of the Essener Verband. In such cases, pension payments are determined according to group contributions as defined by the Essener Verband and by the commitment date or reported entry date, whereby a certain percentage of pensions granted by social security providers are also taken into account if applicable. Under certain individual pension regulations, a part of the pension received from social security providers is deducted from this amount; in other cases, the amount of the later pension is also based on income and the length of service.

Payment obligations are reflected in provisions, which are calculated according to actuarial principles.

c) Sweden

ITP – Collectively Agreed Occupational Pension [illegible]

ITP provides a supplementary pension for salaried employees in private industry. It is an occupational pension insurance, which is based on a collective agreement between SAF and PTK. The insurance covers employees working in the private sector. The employer takes out insurance with Alecta and pays the premiums. ITP supplements the statutory insurance.

The insurance includes a number of benefits. The most important is retirement pension, which consists of two components: a basis component and a supplementary retirement pension – ITPK. In addition to the retirement pension, ITP insurance also provides short-term disability coverage and family pensions.

The employer starts to make premium payments for retirement and family pensions when an employee reaches the age of 28, while short-term disability pension premiums are paid from the age of 18. The costs are individual for each employee and depend, among other things, on the employee's salary, age, length of *service and retirement* age. The employer also contributes to a collectively agreed occupational group life insurance plan – TGL – which provides a lump-sum payment if the insured dies before the age of 65.

ITP pension obligations are reflected in the creation of provisions. Claims are protected against insolvency by the Försäkeringsbolaget Pensionsgaranti (FPG).

The SAF-LO Collective Pension

The SAF-LO Collective Pension covers 1.4 million wage employees in the private sector and supplements the statutory national pension. It was negotiated by the two major organizations in the Swedish labour market – SAF (the Swedish Employers' Confederation) and LO (the Swedish Trade Union Confederation).

Life Income Principle

The pension is based on the total income earned by an employee from the age of 21 through employment in sectors covered by the agreement. The employer pays a pension premium equivalent to 3.5% of the employee's total gross compensation. The retirement age is 65, but it is possible to draw the pension at an earlier or later date.

d) USA

The Böhler-Uddeholm Corporation pension program consists of a defined benefit plan for all non-union employees (management staff) and a defined contribution plan for all other employees of the company.

Non-Union Employees' Pension Plan

All future obligations arising from the Non-Union Employees' Pension Plan were frozen as of 30 September 2002, and no further contributions will be made in the future. Beneficiaries may vest their claims through payment, up to a maximum of the amount earned on or before 30 September 2002. Employees who joined the company after 30 September 2002 may not participate in this pension plan.

The right to receive a company pension begins after six months of employment and at a minimum age of 20.5 years. This right becomes vested after five years of service.

The pension is calculated as 0.625% of the final salary/wage plus 0.625% of the difference between the final salary/wage and the defined minimum pension, multiplied by the allowable years of service, with an upper limit of 35 such years.

The retirement age is assumed to be 65, whereby early retirement is possible from 55 onwards at reduced payments.

Böhler-Uddeholm Corporation Retirement and Savings Plan

The right to participate in the Böhler-Uddeholm Corporation Retirement and Savings Plan begins after six months of employment and at a minimum age of 21 years. Claims based on employee contributions are vested immediately, and those from employer contributions after five years (20% p.a.). Full-time and part-time employees are eligible to participate in this plan.

Employee contributions may range from 1% to 25% of the gross assessment base plus 1% to 10% of the net assessment base, but may not exceed the legal limit.

Contributions by the employer equal 100% of the first 3% of employee contributions plus 50% of the second 3%. Non-vested claims to employer contributions are distributed among the remaining beneficiaries based on their share of total pension rights. The company also has the option to pay part of annual net profit into the pension fund on a voluntary basis. Distributions to beneficiaries are made in the same way as non-vested rights.

On a quarterly basis, beneficiaries have the option to shift their portfolio within the securities fund that covers claims. A transfer of securities from external funds is possible under certain conditions.

A retirement age of 65 is assumed. Payment is made optionally as installments or a one-time payment.

e) Great Britain

The defined contribution pension plan of the British BÖHLER-UDDEHOLM companies was closed for further employer and employee contributions in March 2004. Pension commitments made up to this time include 1/60 of eligible income for each year of service. Parallel to the defined benefit model – and as a replacement for this model beginning in March 2004 – these companies have a defined contribution pension plan that is open to all employees. The employer contributions equal 5% to 8% of salaries/wages, and employees are required to make a contribution of at least 3% to the financing of the system.

The general retirement age is 65, but individual commitments allow selected key employees to retire at an earlier age.

OTHER LONG-TERM/SHORT-TERM PROVISIONS

Other provisions shown under other long-term/short-term liabilities cover all foreseeable and contingent liabilities up to the balance sheet date. The amounts reflect the most probable value based on careful assessment. Provisions are not recorded for expenses.

OTHER LONG-TERM/SHORT-TERM LIABILITIES

Other long-term/short-term liabilities are comprised primarily of taxes and amounts due to social security carriers. Liabilities are stated at redemption value.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments held by the Group (see Note 26 for detailed information) are stated at fair value as of the balance sheet date, and recorded under other receivables or other liabilities. Any change in fair value from the previous closing date is recognized directly in the income statement. Only gains or losses from the valuation of hedges on long-term loans to Group companies are recorded under equity with no impact on the profit and loss account.

RECOGNITION OF INCOME AND EXPENSE

Revenue from the sale of goods and services is recognized when risk and opportunity are transferred to the buyer.

Interest income is recognized on a pro rata basis in accordance with the effective return on the asset. Dividend income is recorded when a legal claim arises.

SELLING EXPENSES

In addition to marketing and sales department costs, selling expenses include logistics costs and related administrative expenses. This item is comprised primarily of consulting expenses, allocated personnel expenses, and expenses for external services.

ADMINISTRATIVE EXPENSES

This item is comprised of general administrative expenses that cannot be allocated to manufacturing costs. Administrative expenses basically include legal, audit and consultancy costs, allocated personnel expenses, external services, and expenses for events, rents and leases.

ESTIMATES

To a certain extent estimates and assumptions must be made in the consolidated financial statements, which affect the assets and liabilities recorded in the balance sheet, the statement of other obligations as of the balance sheet date, and the recognition of income and expenses for the reporting period. Actual amounts arising in the future may differ from these estimates.

D. NOTES TO THE CONSOLIDATED BALANCE SHEET AND TO THE CONSOLIDATED INCOME STATEMENT

1. PROPERTY, PLANT AND EQUIPMENT

The classification of assets summarized in the balance sheet and relevant changes are shown in the statement of assets on pages 68 to 71.

Property, plant and equipment also include leased assets totaling 13.9 m€ (previous year: 12.2 m€), which are attributed to the Group as the economic owner because of the nature of the underlying lease contracts (finance leases). This total includes 0.8 m€ of land (previous year: 0.8 m€), 12.2 m€ of buildings (previous year: 10.6 m€), 0.6 m€ of machinery and equipment (previous year: 0.8 m€) and 0.3 m€ of work and office equipment (previous year: 0.0 m€).

Future expenses arising from finance lease contracts totaled 19.9 m€ as of 31 December 2006 (previous year: 18.4 m€) and are due as follows:

in m€	31/12/2006	31/12/2005
In the following year	2.9	2.4
In the next five years	10.7	9.7
After the next five years	6.3	6.3

Future expenses arising from operating lease contracts totaled 26.3 m€ as of 31 December 2006 (previous year: 22.9 m€), and are due as follows:

in m€	31/12/2006	31/12/2005
In the following year	7.8	6.8
In the next five years	18.0	16.1
After the next five years	0.5	0.0

As of 31 December 2006 commitments for the purchase of fixed assets equaled 24.9 m€ (previous year: 26.5 m€).

Own work capitalized for the 2006 financial year totaled 3.1 m€ (previous year: 3.3 m€).

In 2006, impairment losses of 0.1 m€ (previous year: 0.1 m€) were recorded. Reversals of impairment losses of 3.2 m€ were made during the reporting year (previous year: 0.4 m€).

2. ALLOCATION OF DEFERRED TAXES

Temporary differences between the carrying amount and tax base of the following items led to deferred taxes as follows:

	2006		2005	
in m€	Assets	Liabilities	Assets	Liabilities
Individual companies in total				
Pension provisions	15.2	0.0	15.2	0.2
Severance provisions	7.0	0.0	6.2	0.0
Tax losses carried forward	3.3	0.0	14.5	0.0
Untaxed reserves	0.0	43.7	0.0	39.4
Other	11.3	(4.9)	8.1	13.7
Subtotal	**36.8**	**38.8**	**44.0**	**53.3**
Consolidation				
Intercompany profit elimination	12.8	(4.2)	10.9	(2.7)
Revalued assets	0.0	7.9	0.0	7.9
Other	12.3	7.7	14.2	5.7
Future tax assets/liabilities	**61.9**	**50.2**	**69.1**	**64.2**

Deferred taxes were not recorded on differences resulting from investments in subsidiaries in accordance with IAS 12.39 (Income Taxes – revised 2000).

Deferred tax assets were not recorded on losses of 41.6 m€ carried forward (previous year: 53.1 m€), if the use of these tax losses carried forward is not to be expected in the foreseeable future.

3. INVENTORIES

Inventories are classified as follows:

in m€	31/12/2006	31/12/2005
Raw materials and consumables	184.7	138.9
Work in progress	312.1	275.5
Finished goods	403.8	413.8
Merchandise	137.9	140.4
As yet unbillable services	2.5	2.3
Payments on account	2.4	2.1
Total	**1,043.4**	**973.0**

Value adjustments totaling 21.8 m€ were made to inventories during the 2006 financial year (previous year: 18.1 m€).

4. ACCOUNTS RECEIVABLE FROM TRADE

in m€	31/12/2006	31/12/2005
Accounts receivable from trade	598.5	538.4
Thereof over one year	0.3	0.5
Thereof secured by bills of exchange	18.0	16.3

Valuation adjustments of 17.6 m€ were recorded to receivables during the financial year (previous year: 12.1 m€).

5. ACCOUNTS RECEIVABLE FROM AFFILIATED COMPANIES

in m€	31/12/2006	31/12/2005
Accounts receivable from affiliated companies	1.1	1.0
Thereof from the provision of goods and services	1.1	1.0

Receivables from affiliated companies represent receivables from non-consolidated affiliated enterprises.

6. OTHER RECEIVABLES

in m€	31/12/2006	31/12/2005
Accounts receivable from enterprises in which shares are held	0.5	0.5
Thereof from the provision of goods and services	0.5	0.5
Other receivables and assets	77.6	52.7
Thereof over one year	6.8	3.5
Total	**78.1**	**53.2**
Thereof over one year	6.8	3.5
Thereof from the provision of goods and services	0.5	0.5

The position "other receivables and assets" includes 51,229 tons of emission rights with an average value of 6.55 €/ton.

7. SHARE CAPITAL

On 16 May 2006, the Annual General Meeting of BÖHLER-UDDEHOLM AG approved an increase of share capital by internal funds in the amount of 9,307,500.00 € without issuing new shares. This increase was accomplished through a 1:4 stock split and an accompanying charge to capital reserves. After a capital increase from internal funds and with effect of the 1:4 stock split (as per 8 June 2006), the Company's share capital totaled 102,000,000.00 €. It is divided into 51,000,000 shares with zero par value. The share capital therefore amounts to 2.00 € per share.

The Company is also authorized to increase share capital by up to 5,452,500.00 € through the issue of up to 2,726,250 new bearer shares until 10 May 2010.

8. CAPITAL RESERVES

Capital reserves were reduced by 9.3 m€ and amounted 423.6 m€ (previous year: 432.9 m€).

9. REVENUE RESERVES

Revenue reserves were increased to the extent necessary to match the balance sheet profit in the consolidated financial statements with the comparable figure in the financial statements of BÖHLER-UDDEHOLM AG.

The regulations set forth in IAS 19.93A were applied for the first time in the 2005 financial year. They allow the full recognition of actuarial gains and losses on the calculation of long-term provisions for severance compensation and pensions to equity in the year these items arise. This change in accounting method resulted in a decrease of 3.6 m€ (previous year: 36.5 m€) in equity that was not recognized in the income statement. Deferred taxes resulting from these transactions were also recognized directly in the equity of the Group, which therefore increased by 1.2 m€ (previous year: 9.8 m€).

10. INTEREST-BEARING DEBT

This item contains all interest-bearing liabilities with a maturity of more than one year, and is classified as follows:

in m€	31/12/2006	31/12/2005
Liabilities to banks	391.9	349.0
Thereof over five years	67.8	107.3
Thereof secured by collateral	17.1	13.2
Liabilities from finance leases	12.2	10.0
Other interest-bearing liabilities	1.4	0.2
Total	**405.5**	**359.2**

11. SEVERANCE AND PENSION PROVISIONS

a) Severance provisions

The provisions developed as follows in 2006:

in m€	2006	2005
Defined benefit obligation (DBO) on 1/1	**81.6**	**70.1**
Foreign exchange differences	(0.1)	0.0
Service costs	2.6	2.5
Interest payments	3.9	4.0
Benefits paid and transfers	(5.1)	(4.3)
Actuarial gains or losses[1]	2.7	9.3
Defined benefit obligation (DBO) on 31/12	**85.6**	**81.6**

[1] The regulations set forth in IAS 19.93A were applied for the first time in the 2005 financial year. They require the full recognition of actuarial gains and losses on the calculation of long-term provisions for severance compensation and pensions to equity in the year these items arise.

b) Pension provisions

The provisions developed as follows in 2006:

in m€	2006	2005
Defined benefit obligation (DBO) on 1/1	**279.1**	**215.6**
Foreign exchange differences	0.9	1.1
Changes in the consolidation range	0.0	37.1
Service costs	2.5	1.6
Interest payments	13.1	12.5
Benefits paid and transfers	(17.8)	(4.9)
Actuarial gains or losses[1]	0.3	16.1
Defined benefit obligation (DBO) on 31/12	**278.1**	**279.1**

[1] The regulations set forth in IAS 19.93A were applied for the first time in the 2005 financial year. They require the full recognition of actuarial gains and losses on the calculation of long-term provisions for severance compensation and pensions to equity in the year these items arise.

in m€	2006	2005
Plan assets at fair value as of 1/1	**82.2**	**65.7**
Foreign exchange differences	0.1	1.5
Income from plan assets	4.2	9.6
Benefits paid and transfers	(4.4)	4.2
Employer contributions	3.7	1.2
Plan assets at fair value as of 31/12	**85.8**	**82.2**
Pension provisions as of 31/12	**192.3**	**196.9**

12. ACCOUNTS PAYABLE FROM TRADE

in m€	31/12/2006	31/12/2005
Trade creditors	321.1	264.8
Thereof from affiliated companies	0.5	1.1
Bills of exchange	5.1	1.5
Total	**326.2**	**266.3**

13. SHORT-TERM BORROWINGS

These include current account overdrafts, subsidized export loans and other working capital credits as of 31 December.

14. CURRENT PORTION OF INTEREST-BEARING DEBT

This item contains all interest-bearing liabilities with a maturity of less than one year, and is classified as follows:

in m€	31/12/2006	31/12/2005
Liabilities to banks	57.2	93.2
Liabilities from finance leases	2.1	0.9
Liabilities from financing and clearing	1.3	0.1
Total	**60.6**	**94.2**

15. SHORT-TERM PROVISIONS

These provisions contain allowances for restructuring measures, contract risks, warranties and risks in the distribution sector. They also include obligations to employees, in particular for unused vacation and current benefits, as well as provisions for the use of emission certificates based on actual CO_2 emissions during the settlement period.

16. OTHER SHORT-TERM LIABILITIES

in m€	31/12/2006	31/12/2005
Liabilities from taxes	25.5	23.6
Liabilities from social security	9.8	12.5
Other *liabilities*	68.2	57.4
Total	**103.5**	**93.5**

17. NET SALES

Please refer to the segment reports on pages 72 and 73 for information on the composition of net sales.

18. COST OF SALES

The cost of goods sold represents the production cost of goods and services. In addition to personnel expenses of 397.3 m€ (previous year: 334.7 m€) and depreciation of 78.3 m€ (previous year: 70.6 m€), this item includes only those third-party services required for the production sector.

The cost of materials for 2006 included the following items:

in m€	2006	2005
Costs for materials and merchandise	1,312.7	1,183.7
Energy	117.7	91.5
Third-party services	140.4	101.9
Total	**1,570.8**	**1,377.1**

Research and development costs of 20.6 m€ were recognized as expenses in the 2006 financial year (previous year: 19.0 m€).

19. OTHER OPERATING INCOME

in m€	2006	2005
Proceeds from disposals of and write-ups to fixed assets other than financial assets	9.7	0.4
Proceeds from the dissolution of provisions	6.1	5.5
Realized exchange gains	17.0	19.4
Unrealized exchange gains	17.3	1.6
Other income	18.6	27.3
Total	**68.7**	**54.2**

20. OTHER OPERATING EXPENSES

in m€	2006	2005
Non-income based taxes	9.2	7.2
Realized exchange losses	18.4	14.4
Unrealized exchange losses	1.5	6.8
Other	32.9	25.5
Total	**62.0**	**53.9**

21. INTEREST EXPENSE (NET)

in m€	2006	2005
Interest income and related earnings	19.6	13.4
Thereof from affiliated companies	0.2	0.3
Interest and related expenses	(54.4)	(41.5)
Thereof interest on employee benefits	(13.9)	(12.5)
Net interest expense	**(34.8)**	**(28.1)**
Thereof from affiliated companies	0.2	0.3
Thereof interest on employee benefits	(13.9)	(12.5)

22. OTHER FINANCIAL RESULT

in m€	2006	2005
Income from shares	0.5	0.1
Thereof from affiliated companies	0.5	0.1
Expenses related to shares	0.0	(1.9)
Thereof from affiliated companies	0.0	(1.5)
Write-downs of financial assets	0.0	(0.1)
Gains on the sale of marketable securities	0.4	0.9
Total	**0.9**	**(1.0)**
Thereof from affiliated companies	0.5	(1.4)

23. CASH FLOW STATEMENT

in m€	2006	2005
Current income taxes	104.0	76.3
Thereof aperiodic	7.6	0.4
Deferred income taxes	(6.6)	1.9
Total	**97.4**	**78.2**

Income tax expense of 97.4 m€ for 2006 (previous year: 78.2 m€) is 11.0 m€ (previous year: 6.6 m€) higher than the expected income tax of 86.4 m€ (previous year: 71.6 m€), which was calculated using a tax rate of 25% on earnings before tax of 345.5 m€ (previous year: 286.4 m€).

The reconciliation from expected to actual income tax expense is as follows:

in m€	2006	2005
Earnings before tax	345.5	286.4
Of which 25% = expected income tax expense	86.4	71.6
Effect of foreign tax rates	20.7	15.2
Other items	(17.3)	(9.0)
Income tax expense for the period	**89.8**	**77.8**
Aperiodic income tax	7.6	0.4
Reported income tax expense	**97.4**	**78.2**

E. OTHER NOTES

24. CASH FLOW STATEMENT

The statement of cash flows is presented according to the indirect method. Cash and cash equivalents include only cash on hand, bank accounts and marketable securities. Interest income and expense is allocated to operations; net cash outflow for interest payments in 2006 amounted to 11.7 m€ (previous year: 10.8 m€). Actual tax payments for 2006 equaled 59.2 m€ (previous year: 57.3 m€). Dividend payments are shown under cash flow from financing activities.

25. SEGMENT REPORTING

The BÖHLER-UDDEHOLM Group is active in the areas of High Performance Metals – which essentially covers tool steel and high-speed steel – as well as Welding Consumables, Precision Strip and Special Forgings. BÖHLER-UDDEHOLM products are sold through the Group's international sales and distribution network, which is directly linked to each individual division.

The divisional classification into High Performance Metals, Welding Consumables, Precision Strip and Special Forgings also applies to internal reporting and responsibilities, and forms the basis for primary segment reporting. Secondary segment reporting is classified by geographical region.

Transfer prices between segments are based on comparable market conditions.

Data on the individual segments is presented on pages 72 and 73.

26. FINANCIAL INSTRUMENTS

Financial instruments are contract-based transactions, which contain a claim to payment. Under IAS 32 they include, on the one hand, primary financial instruments such as accounts receivable and payable or financial receivables and payables. On the other hand, financial instruments also include derivative instruments that are used solely as a hedge against changes in interest rates and foreign exchange rates as well as raw material and energy prices.

PRIMARY FINANCIAL INSTRUMENTS

The volume of primary financial instruments is shown on the balance sheet.

CREDIT RISK

Asset balances shown on the balance sheet represent the maximum credit and default risk, since there are no general settlement agreements. The risk associated with receivables can be considered low because the customer structure (over 100,000 customers) enables strong diversification. However, the Precision Strip and Special Forgings Divisions, which together generate about 18% of Group sales, manufacture certain products that focus on few key customers.

The risk of default on other primary and derivative financial instruments recorded under assets is also considered low because all contract partners are financial institutions of highest ranking.

MARKET VALUES

The following methods and assumptions were used to determine the market values for financial instruments:

The market value for cash and cash equivalents and short-term deposits, short-term receivables and liabilities basically corresponds to book value based on daily or short-term maturity.

Approximately 99% of non-current securities are combined in a fund, which had a market value of 726.27 € per share as of the balance sheet date (previous year: 717.00 €).

INTEREST RATE RISK

Risk associated with interest rate changes exists primarily for receivables and liabilities with a term of more than one year. Such longer terms are not of material importance in the operational sector, but play a role in financial investments and financial liabilities. 78.5% (previous year: 79.3%) of liabilities to banks are on a variable interest base, with an average interest rate of 4.27% (previous year: 3.14%). The remaining 21.5% (previous year: 20.7%) of liabilities to banks are on a fixed-interest base, with an average interest rate of 3.56% (previous year: 3.56%). In cases where protection against interest rate fluctuations is not waived or ensured by fixed-interest agreements, derivative instruments are used to hedge this risk.

The risk of interest rate changes associated with assets relates only to non-current securities. Since these securities are held mainly through investment funds and can be sold at any time, the interest rate risk can be considered immaterial.

EXCHANGE RATE RISK

Exchange rate risk is related in particular to receivables or liabilities denominated in a currency other than the local currency of the company.

According to Group directives, production companies invoice mainly in the local currency of the sales and distribution companies. Hedging arises initially on the basis of naturally closed positions in which, for example, one or more equivalent liabilities are offset against trade accounts receivable in the same currency. A further hedging possibility results from the use of derivative financial instruments. Foreign exchange risk associated with operations is hedged at a minimum rate of 50%.

Foreign exchange risk on assets is primarily associated with accounts receivable from trade denominated in USD with a share of 17.62% (19.53%), GBP at 5.76% (5.35%) and SEK at 3.80% (4.43%) in relation to the total amount of trade receivables. In the case of trade payables, 23.09% (5.35%) of foreign exchange risks originate from the USD, 4.15% (3.21%) from the GBP and 8.61% (12.09%) from the SEK in relation to the total amount of payables from trade.

Deposits are made almost exclusively in the currency of the investing group company, and therefore carry no foreign exchange risk. In the case of liabilities to banks, there is an un-hedged risk of 1.2% (previous year: 0.5%) in USD.

Where intercompany loans are subject to a foreign exchange risk, this is fully covered by derivative financial instruments.

COMMODITY AND ENERGY PRICE RISKS

Fluctuations in the prices for certain raw materials can be partly passed on to the customer through an alloy surcharge. For those cases where a surcharge can not be applied, the underlying risk is hedged by commodity-based contracts as traded on the London Metal Exchange (LME).

In addition to the conclusion of further hedges for electricity prices, the risk associated with gas prices was hedged for the first time in 2006. The instruments used for this purpose are tied to the gas price formula that forms the basis for actual purchases. As of 31 December 2006, the remaining term of the outstanding hedges was 24 months.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used solely as a hedge against interest rate, commodity and energy price, and foreign exchange risks from operations and corresponding balance sheet items, and as a hedge for budgeted sales and other cash flows. Derivative financial transactions are subject to continuous risk checks and are conducted under a strict division of functions into trading, settlement, documentation and control.

Hedging instruments are primarily comprised of foreign exchange futures and options trades, interest and currency swaps and interest options as well as futures and options for commodity transactions.

Nominal values are derived from the total of all put and call amounts of derivative financial transactions. Market values reflect the difference between the nominal and fair values at which the financial transactions were traded on the balance sheet date, and exclude any contradictory change in value from the underlying transaction. Outstanding futures transactions are valued at the appropriate future prices, options at identical parameter premiums traded on the options market.

The classification as of the balance sheet date was as follows:

Gross value	Nominal value		Market value	
in m€	31/12/2006	31/12/2005	31/12/2006	31/12/2005
FX instruments				
FX future transactions	145.9	158.1	2.0	(1.5)
Cross currency swaps	137.9	161.0	(14.3)	0.8
FX options	74.9	78.0	2.0	(0.7)
	358.7	**397.1**	**(10.3)**	**(1.4)**
Commodity-based contracts				
Nickel	7.9	9.4	2.4	0.6
Natural gas	1.1	0.0	(0.1)	0.0
Electricity	8.9	1.1	0.3	0.5
	17.9	**10.5**	**2.6**	**1.1**
Interest rate options	**480.8**	**429.5**	**1.5**	**(0.7)**
Total	**857.4**	**837.1**	**(6.2)**	**(1.0)**

The maturity of foreign exchange instruments is normally less than one year. As of 31 December 2006, 2.1 m€ of the outstanding foreign exchange instruments had a maturity of more than one year and the rest had a maturity of less than one year.

All commodity-based contracts – with the exception of electricity – also have a maturity of less than one year.

Nominal values of 22.8 m€ (previous year: 30.0 m€) represent the remaining term of interest rate derivatives. All other interest rate derivatives have a maturity of more than one year but less than five years.

The structure of derivative financial instruments is as follows:

Banks with Moody's Rating	Nominal value		Nominal value	
in m€	31/12/2006	in %	31/12/2005	in %
Aaa	270.4	31.5	296.5	35.4
Aa	455.9	53.2	419.9	50.2
A	128.8	15.0	120.7	14.4
Unrated	2.3	0.3	0.0	0.0
Total	**857.4**	**100.0**	**837.1**	**100.0**

27. EVENTS AFTER THE BALANCE SHEET DATE

The consolidated financial statements reflect all known events occurring after the balance sheet date that are important for valuation as of the balance sheet date, such as outstanding legal cases or damage compensation claims and other obligations or threatening losses, which must be included in the accounts or disclosed in accordance with IAS 10 (Events after the Balance Sheet Date).

28. BUSINESS TRANSACTIONS WITH RELATED PARTIES

Consulting services are provided by Eckert & Fries Rechtsanwälte Gesellschaft m.b.H., Baden, at normal market prices. During the reporting year, expenses of 7.6 k€ were incurred for legal advising in connection with acquisitions and consulting services related to the provision of guarantees.

29. OTHER OBLIGATIONS AND RISKS

There are no other obligations and risks, which were not reflected in the consolidated financial statements or listed in the notes.

30. DECLARATION OF EXEMPTION

These consolidated financial statements represent an exemption for EschmannStahl GmbH & Co. KG, Gummersbach, Böhler Thyssen Schweisstechnik GmbH, Düsseldorf, Böhler AG, Meerbusch and Buderus Edelstahl GmbH, Wetzlar, according to § 264 b of the German Commercial Code.

31. DETAILS OF CORPORATE BODIES AND PERSONNEL

Total personnel expenses are classified as follows:

in m€	2006	2005
Wages	251.7	207.9
Salaries	253.3	225.1
Cost of severance payments	4.4	6.8
Cost of provisions for pensions	4.2	10.0
Cost of statutory benefits and payroll-based contributions	123.3	109.5
Other employee benefits	14.0	11.1
Total	**650.9**	**570.4**

Gross remunerations to members of the Management Board of BÖHLER-UDDEHOLM AG totaled 3,559.2 k€ for the reporting year (previous year: 3,006.5 k€). The fixed and variable components of these remunerations for the individual members of the board are as follows:

Remuneration	Fixed		Variable		Total	
in k€	2006	2005	2006	2005	2006	2005
Claus J. Raidl	370.0	370.0	668.4	526.6	1,038.4	896.6
Horst Königslehner	300.0	300.0	540.3	430.5	840.3	730.5
Knut Consemüller	300.0	300.0	540.3	389.7	840.3	689.7
Heimo Stix	300.0	300.0	540.3	389.7	840.3	689.7
Total	**1,270.0**	**1,270.0**	**2,289.3**	**1,736.5**	**3,559.3**	**3,006.5**

The total remunerations for the members of the Management Board are comprised of a fixed and a variable component. The annual variable component is based on the fulfilment of targets that are established together with the Presidium of the Supervisory Board at the start of each financial year. These targets are both quantitative (e.g. EBITDA, EBIT, earnings before tax, ROCE, increase in equity) and qualitative in nature (e.g. realization of major investments, acquisitions).

If all targets are met in full, the bonus equals 100% of gross annual salary. The quantitative targets are considered to be met in full when the prior year values are reached. The benchmark for measuring realization of the target is increased or decreased by 3.33% for each one percentage point that results for the year exceed or fall below this figure. Variable remuneration is limited to 1.5% of surplus profit recorded by the Group (= earnings before tax less average weighted cost of capital).

The fixed and variable components of remuneration for the 2006 financial year are shown in the above table.

Three members of the Management Board (Mr. Raidl, Mr. Königslehner and Mr. Consemüller) have received defined benefit commitments (up to the end of 1997, defined compensation plans were concluded). After the end of a five-year vesting period, which began on the date the pension commitments were made (this requirement has been met in all three cases), these members of the Management Board have a claim to 1.2% of the last fixed gross annual salary for each year of service started, up to a maximum of 40%. Payments will be made 14-times per year (adjusted in accordance with the consumer price index). The pension claim will be suspended during the period in which severance compensation is paid. Any pension payment to widows under this scheme will equal 60% of the original claim (orphans, 20% each in accordance with Austrian social security law). The total of all survivors' claims may not exceed 100% of the original claim.

One member of the Management Board (Mr. Stix) has received a defined contribution commitment (since 1998, defined contribution plans were concluded). A contribution equal to 10% of the gross monthly salary is paid into the APK pension fund. The claim is vested five years after the pension commitment is granted (this requirement has been met). The amount of the pension is determined by the total amount of paid-in funds and the return on investment generated by the APK pension fund. In case of decease during active service, the claim of the surviving widow is limited with a maximum of five annual installments as a one-time payment (for orphans, in accordance with Austrian social security law: 20% each of the one-time payment; the total of all survivors' claims equals 100%).

Any claim to pension payments will be forfeited under both forms of pensions if a member of the Management Board has acted in a grossly negligent manner or wilful negligence as defined in § 75 (4) of the Austrian Stock Corporation Act or was prematurely dismissed from his function and/or discharged without notice in the sense of § 27 of the Austrian Salaried Employees Act or if a member of the Management Board resigns prematurely from his function without important reason and/or prematurely gives notice to the company.

Claims at the end of the function: All members of the Management Board are entitled to receive severance compensation equal to one month's salary for each full year of service, up to a maximum of 14 monthly gross salaries. This claim will be forfeited if a member resigns from his function prematurely or in the event of premature resignation or negligence as defined in §§ 75(4) of the Austrian Stock Corporation or § 27 of the Austrian Salaried Employees Act.

Expenses for severance payments and pensions in 2006 are structured as follows:

	Severance payments		Pensions	
in m€	2006	2005	2006	2005
Members of the Board, management and management staff	0.2	0.4	3.5	4.8
Other employees	4.2	6.4	0.7	5.2
Total	**4.4**	**6.8**	**4.2**	**10.0**

Average number of employees:

	2006	2005
Wage staff	8,535	7,644
Salaried staff	5,746	5,252
Apprentices	370	321
Total	**14,651**	**13,217**

32. EARNINGS PER SHARE

Earnings per share are calculated according to IAS 33 (Earnings per Share) by dividing net income after minority interests by the number of shares outstanding.

A 1:4 stock split and a capital increase from internal funds were carried out during 2006. In order to ensure the comparability of data, the number of shares outstanding for the 2005 financial year was adjusted accordingly.

The average number of shares outstanding during the 2006 financial year, which were used as the basis to calculate diluted earnings per share, equaled 51,000,000 (previous year: 48,083,332) zero par value shares. The average number of shares outstanding during the 2006 financial year, which were used as the basis to calculate basic earnings per share, totaled 51,000,000 (previous year: 47,325,168) zero par value shares.

The 1:4 stock split during the reporting year increased the average number of shares outstanding. Besides that, there was no change in the average number of shares outstanding.

The EPS calculation is as follows:

		2006	2005
Net income after minority interests	m€	245.7	206.2
Average number of shares outstanding – basic[1]	Unit	51,000,000	47,325,168
Basic earnings per share	€/Unit	4.82	4.36
Average number of shares outstanding – diluted[1]	Unit	51,000,000	48,083,332
Diluted earnings per share	€/Unit	4.82	4.29

[1] The figures for the 2005 financial year were adjusted to reflect the 1:4 stock split that took place in 2006.

33. PROPOSAL FOR THE USE OF PROFITS

In accordance with the provisions of the Austrian Stock Corporation Law, the financial statements of BÖHLER-UDDEHOLM AG as of 31 December 2006 form the basis for the dividend payment. These financial statements show a balance sheet profit of 106,157,652.14 €. The Management Board will therefore recommend a dividend of 2.05 € per share.

Vienna, 21 February 2007

The Management Board

Claus J. Raidl m.p.
Horst Königslehner m.p.
Knut Consemüller m.p.
Franz Rotter m.p.
Heimo Stix m.p.

Abbr.	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
BBG	BÖHLER Bleche GmbH, Mürzzuschlag	100.000			KVI
BEG	BÖHLER Edelstahl GmbH., Kapfenberg	100.000			KVI
BIG	BÖHLER INTERNATIONAL GmbH, Vienna	100.000			KVI
BSTGK	BÖHLER Schmiedetechnik GmbH, Kapfenberg	100.000			KVI
BSTG	BÖHLER Schmiedetechnik GmbH & Co KG, Kapfenberg	100.000	0.001	BSTGK	KVI
BSGA	BÖHLER Schweißtechnik Austria GmbH, Kapfenberg	100.000	100.000	BTSD	KVI
BWBG	BÖHLER Wärmebehandlung GmbH, Vienna	51.000			KVI
BYG	BÖHLER YBBSTALWERKE GmbH, Böhlerwerk	100.000			KVI
BVG	BÖHLERSTAHL Vertriebsges.m.b.H., Vienna	100.000			KVI
BYBG	BÖHLER-UDDEHOLM Precision Strip GmbH, Vienna	100.000			KVI
BYB	BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG, Böhlerwerk	100.000			KVI
BYP	BÖHLER-YBBSTAL Profil GmbH, Bruckbach	100.000			KVI
HIH	Handelsgesellschaft für Industrie- und Hüttenprodukte mbH, Vienna	100.000		BEG	KVI
ISGA	Intesy Business & IT Solutions GmbH, Vienna	100.000			KVI
MM	Martin Miller GmbH, Vienna	100.000	100.000	BYB	KVI
ABK	Aceros Boehler de Colombia S.A., Bogota	100.000	9.232	BYG	KVA
			0.189	BEG	
			0.189	BBG	
AECU	ACEROS BOEHLER DEL ECUADOR S.A. – BOEHLER, Quito	100.000			KVA
ABP	ACEROS BOEHLER DEL PERU S.A., Lima	100.000	2.500	BEG	KVA
			2.500	HIH	
ABA	ACEROS BOEHLER UDDEHOLM S.A., Buenos Aires	100.000	4.500	HIH	KVA
BUME	Aceros Bohler Uddeholm, S.A. de C.V., Estado de Mexico	100.000	0.00003	U-FINAN	KVA
			99.99997	UAB	
APB	ACOS BOHLER-UDDEHOLM DO BRASIL LTDA., Sao Bernardo do Campo	100.000	0.00003	GBW	KVA
U-FINAN	Aktiebolaget Finansa[2], 80 Stockholm kommun	100.000	100.000	UTOOL	KVA
U-AGENT	Aktiebolaget Uddeholmsagenturen, 80 Göteborg kommun	100.000	100.000	UTOOL	KVA
ASS.HT.S	ASSAB Heat Treatment Services Pte. Ltd., Singapore	85.500	85.500	ASG	KVA
ASINT	ASSAB International Aktiebolag, Stockholm	100.000	100.000	UAB	KVA
ASPAC	ASSAB Pacific Pte. Ltd., Singapore	100.000	100.000	UAB	KVA
ASSRI	ASSAB SRIPAD Steels Private Ltd., Madras	70.000	70.000	ASINT	KVA
ASG	ASSAB Steels Singapore (Pte.) Ltd., Singapore	90.000	90.000	ASPAC	KVA
ACH	ASSAB Steels (China) Ltd., Hong Kong	100.000	100.000	AHK	KVA
AHK	ASSAB Steels (HK) Ltd., Hong Kong	100.000	100.000	ASPAC	KVA
AKR	ASSAB Steels (Korea) Co. Ltd., Seoul	85.000	85.000	ASPAC	KVA
AMY	ASSAB Steels (Malaysia) Sdn Bhd, Batu Caves	95.000	95.000	ASPAC	KVA
ATW	ASSAB Steels (Taiwan) Ltd., Taipei	82.500	82.500	ASPAC	KVA
ATH	ASSAB Steels (Thailand) Ltd., Samutprakarn	95.000	69.000	ASPAC	KVA
			26.000	SCAN	
ATM	ASSAB Technology (Malaysia) Sdn Bhd, Batu Caves Selangor	95.000	95.000	AMY	KVA
ACQ	ASSAB Tooling Technology (Chongqing) Co., Ltd, Chongqing	95.000	95.000	ASPAC	KVA
ANB	ASSAB Tooling Technology (Ningbo) Co., Ltd, Ningbo	95.000	95.000	ASPAC	KVA
ASH	ASSAB Tooling Technology (Shanghai) Co., Limited, Shanghai	95.000	95.000	ASPAC	KVA
ABJ	ASSAB Tooling (Bejing) Co., Ltd., Bejing	100.000	100.000	ASPAC	KVA
AQD	Assab Tooling (Qing Dao) Co., Ltd, Qing Dao	100.000	100.000	ASPAC	KVA

Abbr.	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
ADG	Assab Tooling (Dongguan) Co Ltd, Changan	100.000	100.000	ASPAC	KVA
AXM	ASSAB Tooling (Xiamen) Co., Limited, Xiamen	100.000	100.000	ASPAC	KVA
ASTUR	ASSAB-KORKMAZ CELIK TICARET VE SANAYI ANONIM SIRKETI, Istanbul	69.964	69.891	ASINT	KVA
			0.036	BIM	
			0.036	BGKG	
			0.036	HIH	
U-FOCUS	Associated Swedish Steels Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
APH	Associated Swedish Steels Phils., Inc., Pasing City	84.967	84.967	ASPAC	KVA
AVSE	Avesta Welding Aktiebolag, Avesta	100.000	100.000	BSGA	KVA
AVUS	Avesta Welding LLC, Wilmington	100.000	100.000	BTWUS	KVA
BAG	Böhler AG, Meerbusch	100.000			KVA
BBMG	BÖHLER BLECHE MULTILAYER GmbH, Remscheid	100.000	100.000	BBG	KVA
BBV	Böhler-Uddeholm B.V., Amsterdam	100.000			KVA
BZ	Böhler Grundstücks Beteiligungs GmbH, Meerbusch	100.000	100.000	BAG	KVA
BGKG	Böhler Grundstücks GmbH + Co KG, Meerbusch	100.000	100.000	BZ	KVA
BOK	Böhler Kereskedelmi KFT., Dunaharaszti	100.000			KVA
BSG	Böhler Schweißtechnik GmbH, Meerbusch	100.000	100.000	BAG	KVA
BUNL	Böhler Thyssen Lastechniek B.V., Veenendaal	100.000	100.000	BTHNL	KVA
BTSCH	Böhler Thyssen Schweisstechnik AG, Wallisellen	100.000	100.000	BTSD	KVA
TSGD	Böhler Thyssen Schweisstechnik Deutschland GmbH, Düsseldorf	100.000	100.000	BTSD	KVA
BTSD	Böhler Thyssen Schweißtechnik GmbH, Düsseldorf	100.000	5.500	BUHT	KVA
BTSMX	Böhler Thyssen Soldaduras, S.A. de C.V., Tlalnepantla	100.000	100.000	BTSD	KVA
BTSN	Böhler Thyssen Sveiseteknikk AS, Drammen	100.000	100.000	BTSD	KVA
BTSBR	Boehler Thyssen Técnica de Soldagem Ltda., São Paulo	100.000	100.000	BTSD	KVA
BTWGR	Böhler Thyssen Welding S.A., Athens	100.000	100.000	BTSD	KVA
BTWCN	Boehler Thyssen Welding Technology (Suzhou) Co., Ltd., Suzhou	100.000	100.000	BTSD	KVA
BSTCN	Boehler Thyssen (Shanghai) Trading Co Ltd., Shanghai	100.000	100.000	BTSD	KVA
BOP	Böhler Uddeholm CZ s.r.o., Prague	100.000			KVA
BVW	Böhler Verwaltungs GmbH, Meerbusch	100.000	100.000	BAG	KVA
BUB	Böhler-Uddeholm Bearbeitungs GmbH, Meerbusch	100.000	100.000	BUD	KVA
BUAM	Böhler-Uddeholm Corporation, Rolling Meadows	100.000	100.000	UAB	KVA
BED	Böhler-Uddeholm Deutschland GmbH, Meerbusch	100.000	100.000	BUD	KVA
BUF	BÖHLER-UDDEHOLM France S.A.S., Mitry Mory	100.000			KVA
BUHT	BÖHLER-UDDEHOLM HÄRTEREITECHNIK GMBH, Meerbusch	100.000			KVA
BUD	Böhler-Uddeholm Holding GmbH, Meerbusch	100.000	100.000	BAG	KVA
BUE	Böhler-Uddeholm Iberica S.A., Barcelona	100.000			KVA
BUI	Böhler-Uddeholm Italia SpA, Milan	100.000	0.750	HIH	KVA
BUCA	Böhler-Uddeholm Ltd., Mississauga	100.000	100.000	UAB	KVA
USSAB	BÖHLER-UDDEHOLM Precision Strip Aktiebolag, 62 Munkfors kommun	100.000	100.000	UAB	KVA
BRO	BOHLER UDDEHOLM ROMANIA S.R.L., Oras Magurele	100.000	99.000	BIG	KVA
			1.000	HIH	
BSLK	Böhler-Uddeholm SLOVAKIA, s.r.o., Martin	100.000			KVA
BUSMI	Böhler-Uddeholm Specialty Metals, Inc., Rolling Meadows	100.000	100.000	BUAM	KVA
BUSNA	Böhler-Uddeholm Strip Steel, LLC, Brunswick	100.000	100.000	BUAM	KVA
BTSF	Bohler Thyssen Soudage S.A.S., Maurepas	100.000	100.000	BSGA	KVA
BTWCA	Bohler Thyssen Welding Canada Ltd., Toronto	100.000	100.000	BTSD	KVA

Abbr.	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
BTWUS	Bohler Thyssen Welding USA Inc., New York	100.000	100.000	BTSD	KVA
BUUKW	Bohler Thyssen Welding (UK) Limited, Oldbury	100.000	100.000	BTSD	KVA
BUSA	BOHLER UDDEHOLM AFRICA (PTY) LTD, Sandown	100.000			KVA
BTSI	BOHLER THYSSEN SALDATURA S.P.A., Milan	100.000	100.000	BTSD	KVA
BSS	Bohler Uddeholm (Australia) Pty. Ltd., Sydney	100.000			KVA
BUUK	BOHLER-UDDEHOLM HOLDINGS (UK) LIMITED, Oldbury	100.000			KVA
BUSERV	Bohler-Uddeholm Services, LLC, Rolling Meadows	100.000	100.000	BUAM	KVA
BUUKB	BOHLER-UDDEHOLM (UK) LIMITED, Oldbury	100.000	100.000	BUUK	KVA
BTFI	BTF S.p.A., Citadella	51.000	51.000	BTSD	KVA
EBWS	Buderus Edelstahl Band GmbH, Wetzlar	100.000			KVA
EBW	Buderus Edelstahl GmbH, Wetzlar	100.000			KVA
EBWF	Buderus Edelstahl Schmiedetechnik GmbH, Wetzlar	100.000			KVA
DAN	Dan Spray A/S, Taastrup	100.000	100.000	UTOOL	KVA
DEN	Densam Industrial Co Ltd., Taipei	100.000	51.000	ASPAC	KVA
			49.000	ATW	
DEVILLE	Deville Rectification S.A.S., Pont-Salomon	100.000	100.000	EBW	KVA
DIN	DIN ACCIAI S.p.A., Senago	100.000	99.957	BUI	KVA
ENPAR	ENPAR Sonderwerkstoffe GmbH, Gummersbach	80.000	80.000	BAG	KVA
EMPOL	Eschmann Stal Sp. z o.o., Lomianki	100.000	100.000	ESCH	KVA
EMTEX	Eschmann Textura Internacional LDA, Pataias	100.000	99.000	EMAETZ	KVA
			1.000	ESCH	
EMAETZ	Eschmann Textures International GmbH, Gummersbach	100.000	100.000	ESCH	KVA
EVV	Eschmann Vermögensverwaltungs GmbH, Gummersbach	100.000			KVA
ESCH	EschmannStahl GmbH & Co. KG, Gummersbach	100.000	51.000	BUD	KVA
			49.000	EVV	
EMSP	Eschmann-Stahl Portugal Lda., Martinganca-Gare	98.300	17.500	EMAETZ	KVA
			80.800	ESCH	
FLOTEK	Flotek International Ltd., Glossop	52.010	52.010	ESCH	KVA
FEGD	Fontargen GmbH, Eisenberg	100.000	100.000	BTSD	KVA
GBW	Gebrüder Böhler & Co. AG, Wallisellen	99.833			KVA
GMV	GMV Eschmann International SAS, Viry	100.000	100.000	ESCH	KVA
GREM	Grabados Eschmann International S.L., Hospitalet DE LLob., Barcelona	100.000	100.000	ESCH	KVA
GRAV	Gravutex Eschmann Intern. Ltd., Glossop	75.500	75.500	ESCH	KVA
U.HAG.TC	Hagfors Tooling Center Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
HELMOLD	Helmold LLC, Wilmington	100.000	100.000	BYB	KVA
HHBB	Hilarius Haarlem Holland Beheer BV, Haarlem	100.000	100.000	BTHNL	KVA
HHBV	Hilarius Haarlem Holland BV, Haarlem	100.000	100.000	HHBB	KVA
BTHNL	Hilarius Holding B.V., Haarlem	100.000	100.000	BTSD	KVA
IS4N	Integrated Systems 4 e-Business AB, Hagfors	100.000	100.000	ISGA	KVA
BPOL	Inter Stal Centrum Spólka z ograniczona odpowiedzialnoscia, Warsaw	100.000			KVA
IS4D	Intesy Business & IT Solutions GmbH (D), Meerbusch	100.000	100.000	ISGA	KVA
ISGNA	Intesy BUSINESS & IT SOLUTIONS INC., Rolling Meadows	100.000	100.000	BUAM	KVA
IS4SING	Intesy Business & IT Solutions Pte. Ltd., Singapore	100.000	100.000	ISGA	KVA
IS4AUS	Intesy Business & IT Solutions Pty Ltd, Guildford	100.000	100.000	ISGA	KVA
IS4BR	Intesy Tecnologia da Informacao Ltda., Sumaré	100.000	0.020	APB	KVA
			99.980	ISGA	

Abbr.	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
ISGD	IS Intersteel Stahlhandel GmbH, Meerbusch	100.000	100.000	BAG	KVA
JING	Jing Ying Industrial Co. Ltd., Taiwan	91.425	91.425	DEN	KVA
KSGD	KESTRA Schweißtechnik GmbH, Neuss	100.000	100.000	BTSD	KVA
U-Mould.	Mouldmec Aktiebolag[2], 80 Malmö kommun	100.000	100.000	UTOOL	KVA
UNORDM	Nordmark-Klarälvens Järnvägsaktiebolag, 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
UBFI	Oy Uddeholm Ab, Helsinki	100.000	100.000	UTOOL	KVA
AVID	PT Avesta Welding Products LLC, Jakarta	100.000	100.000	AVSE	KVA
AID	PT. Assab Steels Indonesia, Jakarta	100.000	100.000	ASPAC	KVA
SACMA	Sacma Acciai Speciali S.p.A., Torino	100.000	99.960	BUI	KVA
SCAN	Scansteel Ltd., Samutprakarn	100.000	100.000	ASPAC	KVA
BUUKS	Schoeller-Bleckmann (UK) Ltd, Oldbury	100.000	100.000	BUUKB	KVA
SBTE	Soldadura Böhler Thyssen Espana S.A., Rubl Barcelona	100.000	100.000	BTSD	KVA
SKAYB	Soudokay S.A., Seneffe	100.000	100.000	BTSD	KVA
SMB	Soudometal S.A., Seneffe	100.000	100.000	BTSD	KVA
TWIN	T-P. U.T Welding India (Pvt) Ltd, Kolkata	75.100	75.100	BTSD	KVA
UBDK	Uddeholm A/S, Kolding	100.000	100.000	UTOOL	KVA
UBNO	Uddeholm A/S, Oslo	100.000	100.000	UTOOL	KVA
TTM-SC	Uddeholm International Aktiebolag[2], 85 Säffle kommun	100.000	100.000	UTOOL	KVA
AJP	Uddeholm K.K., Tokyo	100.000	100.000	ASPAC	KVA
UFM	Uddeholm Machining Aktiebolag, 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
U-PROTEC	Uddeholm Strip Steel Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
UTECH	Uddeholm Technology Aktiebolag, 83 Hagfors kommun	90.033	90.033	UTOOL	KVA
UTOOL	Uddeholm Tooling Aktiebolag, Hagfors	100.000	100.000	UAB	KVA
URUS	Uddeholm Tooling C.I.S., St. Petersburgh	70.000	70.000	UTOOL	KVA
UBSE	Uddeholm Tooling Svenska Aktiebolag, 81 Mölndal kommun	100.000	100.000	UTOOL	KVA
U-Tr.AB	Uddeholm Trading Aktiebolag, 80 Stockholm kommun	100.000	100.000	UTOOL	KVA
UAB	Uddeholms Aktiebolag, 83 Hagfors kommun	100.000			KVA
U-FORSKN	Uddeholms Forsknings Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
UTPD	UTP Schweißmaterial GmbH, Bad Krozingen	100.000	100.000	BTSD	KVA
VIK	Viking Tools (M) Sdn Bhd[2], Batu Caves	95.000	95.000	AMY	KVA
VMNL	Villares Metals International B.V., Dordrecht	100.000	100.000	VM	KVA
VMSF	Villares Metals Suomi Oy, Helsinki	100.000	100.000	VMNL	KVA
VM	Villares Metals S.A., Sumaré	100.000			KVA
GBTTR	GBT Gedik Böhler Technology Kaynak Sanayi ve Ticaret A.S., Istanbul	50.000	50.000	BTSD	KQA
BIM	BÖHLER-UDDEHOLM Immobilien GmbH, Vienna	100.000			KEV
ABB	ACEROS BOEHLER BOLIVIA S.A., Santa Cruz de la Sierra	100.000	98.000	ABP	KOV
			1.000	HIH	
BURUS	BÖHLER-UDDEHOLM LLC, Nizhniy Novgorod	100.000			KOV
BUSF	Böhler-Uddeholm Solidaritätsfonds Privatstiftung, Kapfenberg	100.000	100.000	BEG	KOV
BUCROHT	BÖHLER UDDEHOLM TOPLINSKA OBRADA d.o.o., Zagreb	85.000	85.000	BIG	KOV
BUWB	BÖHLER-UDDEHOLM WÄRMEBEHANDLUNG GMBH, Meerbusch	100.000	100.000	BED	KOV
BUCRO	BÖHLER-UDDEHOLM ZAGREB d.o.o., Zagreb	85.036	85.036	BIG	KOV
BSB	BÖHLER-UDDEHOLM B.V., Sint-Niklaas	100.000			KOV
BASIA	Bohlasia Steels Sdn. Bhd., Selangor	53.300	53.300	BIG	KOV
UD-PENS	BOHLER-UDDEHOLM (UK) Pens. Trust. Ltd., Oldbury	100.000	100.000	BUUK	KOV
DEGE	DEGECANDOR Grundstücksverwaltungs-gesellschaft mbH & Co. Immobilien-Vermietungs KG, Eschborn	95.000	95.000	BAG	KOV

Abbr.	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
EBWNL	Edelstahlwerke Buderus Nederland B.V., Rotterdam	100.000	100.000	EBW	KOV
ESCH-Bet	Eschmann Beteiligungsgesellschaft mbH, Gummersbach	100.000	51.000	BUD	KOV
			49.000	EVV	
EMIND	Eschmann Textures India Private Limied, Mumbai	70.000	70.000	EMAETZ	KOV
SEND	Grundstücks-Verwaltungsgesellschaft	62.916	58.124	BAG	KOV
	Gewerbehof Sendling mbH & Co. KG, Grünwald		4.792	BSG	
HOTELBOE	HOTEL BÖHLERSTERN Gesellschaft m.b.H., Kapfenberg	100.000	99.000	BEG	KOV
			1.000	BSTG	
ISTPH	Inter Stal Centrum Property Holding Sp. z o.o., Lomianki	100.000	100.000	BPOL	KOV
ISTP	Inter Stal Centrum Property Sp. z o.o., Warsaw	100.000	100.000	ISTPH	KOV
MMB	Martin Miller Blansko Spol.s.r.o. (IN LIQUIDATION), Blansko	100.000	100.000	MM	KOV
MMUS	Martin Miller North America, Inc.[2], Smyrna	100.000	100.000	MM	KOV
UEST	Osaühing Uddeholm Tooling Eesti, Tallinn	100.000	100.000	UTOOL	KOV
ULAT	Uddeholm Tooling Latvia, Riga	100.000	100.000	UTOOL	KOV
APK	APK-Pensionskasse AG, Vienna	9.744	0.222	BYB	KOS
			0.105	BYP	
			0.406	BBG	
			1.459	BEG	
			0.013	BIG	
			0.219	BSTG	
			0.145	BSGA	
			0.217	BYG	
			0.062	BVG	
AQM	AQM S.r.l., Provaglio d'Iseo	0.046	0.046	BUI	KOS
ÖFZS	Austrian Research Centers GmbH – ARC, Vienna	0.926			KOS
DOGA	DOGA S.A., Maurepas	4.425	4.425	UTPD	KOS
GAZ	GAZ Gesellschaft für Akkreditierung und Zertifizierung mbH, Düsseldorf	3.333			KOS
IMPORTK	Importkohle GmbH, Vienna	1.000	1.000	BEG	KOS
BIRGI	Industriegleiskonsortium Birgi, Wallisellen	24.958	24.958	GBW	KOS
IVM	IVM Industrieversicherungsmakler GmbH, Linz	50.000			KOS
U-MUNK.V	Munkfors Värmeverk Aktiebolag, Munkfors	40.000	40.000	USSAB	KOS
MMEU	SA Euracier, Saint Brice Sous Foret	20.000	20.000	MM	KOS
UTPCH	UTP-Schweißmaterial AG (IN LIQUIDATION), Basel	100.000	100.000	BTSD	KOS
VARH	Voest-Alpine Rohstoffhandel Gesellschaft mbH, Vienna	9.280	9.280	BEG	KOS
WIBAG	Wiener Börse AG, Vienna	5.143			KOS

[1] KVI, KVA — Fully consolidated at home and abroad
KEIV, KEAV — Equity consolidated at home and abroad, associated company
KEIS, KEAS — Equity consolidated at home and abroad, other holding
KOV — Non-consolidated associated company
KOS — Non-consolidated other holding
KQA, KQI — Pro rata consolidated at home and abroad

[2] dormant

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
We have audited the accompanying consolidated financial statements of BÖHLER-UDDEHOLM Aktiengesellschaft, Vienna, for the financial year from 1 January to 31 December 2006. These consolidated financial statements comprise the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the year ended 31 December 2006, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of our audit in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2006, and of its financial performance and its cash flows for the financial year from 1 January to 31 December 2006 in accordance with International Financial Reporting Standards as adopted by the EU.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

Laws and regulations applicable in Austria require us to perform audit procedures to determine whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the Group.

In our opinion, the consolidated management report for the Group is consistent with the consolidated financial statements.

Vienna, 19 February 2006

BDO Auxilia Treuhand GmbH
WIRTSCHAFTSPRÜFUNGS- UND STEUERBERATUNGSGESELLSCHAFT

Karl Bruckner m. p.
Johann Seidl m. p.
AUSTRIAN CHARTERED ACCOUNTANT
AND TAX CONSULTANT

OWNER AND PUBLISHER
BÖHLER-UDDEHOLM Aktiengesellschaft
Modecenterstrasse 14/A/3
1030 Vienna, Austria
Registered at the Commercial Court Vienna: FN 78568t

FOR INFORMATION CONTACT
BÖHLER-UDDEHOLM Aktiengesellschaft
Investor Relations & Corporate Communications
Randolf Fochler
Phone (+43-1) 798 6901-22707
Fax (+43-1) 798 6901-22713
randolf.fochler@bohler-uddeholm.com
www.bohler-uddeholm.com

CONCEPT, PRODUCTION
SCHOLDAN & COMP. Aktiengesellschaft
Seilergasse 16
1015 Vienna, Austria

ARTWORK
Janna Kozeschnik-Thür

PHOTOS
Claudio Alessandri

LAYOUT
Kreativstudio Marchesani

THE ENGLISH TRANSLATION OF THE BÖHLER-UDDEHOLM ANNUAL REPORT IS FOR CONVENIENCE. ONLY THE GERMAN TEXT IS BINDING.

This Annual Report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believes", "intends", "anticipates", "expects", "predicts", "plans", "estimates", "aims", "continues", "targets" and similar expressions. Statements that describe our future plans, objectives, strategies, financial results, financial position, operational expectations or goals are forward-looking statements. The actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, risks and uncertainties, many of which are beyond our control. Accordingly, BÖHLER-UDDEHOLM cautions that actual results or outcomes could differ materially from those expressed in any forward-looking statement.

END